   As filed with the Securities and Exchange Commission on September 20, 1999
                                                      Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ----------------
                               KOPIN CORPORATION
             (Exact name of registrant as specified in its charter)
                DELAWARE                               04-2833935
    (State or other jurisdiction of                 (I.R.S. Employer
     incorporation or organization)               Identification No.)
                          695 Myles Standish Boulevard
                          Taunton, Massachusetts 02780
                                 (508) 824-6696
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ----------------
                                 John C.C. Fan
   Chairman of the Board of Directors, President and Chief Executive Officer
                               Kopin Corporation
                          695 Myles Standish Boulevard
                          Taunton, Massachusetts 02780
                                 (508) 824-6696
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------
                                with copies to:
      John J. Concannon III, Esq.               William J. Schnoor, Jr.
            Bingham Dana LLP                Testa, Hurwitz & Thibeault, LLP
           150 Federal Street                       125 High Street
            Boston, MA 02110                        Boston, MA 02110
             (617) 951-8000                          (617) 248-7000

                                ----------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ----------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                        Proposed Maximum
 Title Of Each Class Of                Proposed Maximum    Aggregate
    Securities To Be     Amount To Be   Offering Price      Offering        Amount Of
       Registered        Registered(1)   Per Share(2)       Price(2)     Registration Fee
-----------------------------------------------------------------------------------------
Common stock, $0.01 par
 value..................   2,070,000        $30.53        $63,197,100        $17,569
-----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Includes up to 270,000 shares of common stock which the Underwriters have the option to purchase from the Company to cover over-allotments, if any. See "Underwriting."
(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457 under the Securities Act of 1933.

                                ----------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                SUBJECT TO COMPLETION, DATED SEPTEMBER 20, 1999

                                1,800,000 Shares

                                     [LOGO]

                               Kopin Corporation

                                  Common Stock

                                   --------

  Our common stock is quoted on The Nasdaq Stock Market's National Market under the symbol "KOPN." On September 17, 1999, the last reported sale price of our common stock on The Nasdaq National Market was $31.50 per share.

  The underwriters have an option to purchase a maximum of 270,000 additional shares to cover over-allotments of shares.

  Investing in the common stock involves risks. See "Risk Factors" on page 3.

                                                      Underwriting
                                             Price     Discounts
                                               to         and        Proceeds
                                             Public   Commissions     to Us
                                             ------   ------------   --------
Per Share..................................   $           $            $
Total......................................  $           $            $

  Delivery of the shares of common stock will be made on or about       ,     .

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

           CIBC World Markets

                      Pacific Growth Equities, Inc.

                                                         C.E. Unterberg, Towbin

                    The date of this prospectus is     ,   .

                   [Text description of inside front cover]

     The Kopin logo appears in the upper left corner with "HBT Transistor Wafer" appearing underneath. Text in the upper right hand corner reads, "Developer and provider of customer-specific advanced semiconductor HBT transistor wafers." The top half of the page is captioned "Kopin's Technology" and provides an illustration depicting a wafer with layers of atomic particles and text that reads:

     --  Splicing of dissimilar materials

     --  Combining desired properties of each

     --  Optimizes performance for specific applications

     --  Enables transfer of integrated circuits to glass and other media

     --  Makes possible new classes of materials and devices.

     The bottom half of the page is captioned "Wireless handset Applications" and provides a cross-sectional diagram of an "HBT Transistor Wafer Cross Section" on the left, a GaAs integrated circuit in the middle, and a picture of a wireless handset on the right.

                [End of text description of inside front cover]

                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    3
Special Note Regarding Forward-
 looking Statements.................    8
Use of Proceeds.....................    9
Price Range of Common Stock.........    9
Dividend Policy.....................    9
Capitalization......................   10
Dilution............................   11
Selected Consolidated Financial
 Data...............................   12
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   13

                                  Page
                                  ----
Business.........................  20
Management.......................  32
Underwriting.....................  34
Notice to Canadian Residents.....  36
Legal Matters....................  37
Experts..........................  37
Where You Can Find More
 Information.....................  38
Index to Consolidated Financial
 Statements...................... F-1

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document may only be accurate on the date of this document.


   Except as otherwise indicated, all information in this prospectus assumes that the underwriters' over-allotment option is not exercised.

   "KOPIN", the KOPIN logo and "CyberDisplay" are trademarks and servicemarks of Kopin Corporation. Other product, company or organization names cited in this prospectus may be trademarks or registered trademarks of their respective companies or organizations.

                                      (i)

                               Prospectus Summary

   The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus and the financial statements.

                               Kopin Corporation

   Kopin is a leading developer and manufacturer of advanced semiconductor materials and miniature flat panel displays. We use our proprietary technology to design, manufacture and market products used in highly demanding wireless communications and high resolution portable consumer electronics applications. Our products enable our customers to develop and market an improved generation of products for these target applications.

   There is high demand for wireless communications services and products. According to Dataquest, in a report dated September 1999, the number of worldwide wireless communications subscribers increased from 133 million in 1996 to 312 million in 1998. Furthermore, Dataquest projects a 20% compound annual growth rate for wireless communications subscribers for the five year period through 2003. We believe that in addition to an overall increase in demand for these services, consumers are seeking higher performance personal communications products with enhanced capabilities, such as longer battery life, better range and more features. As the next generation of wireless communications products emerges, we expect that these products will increasingly include data-oriented services, such as broadband Internet access and the ability to view e-mail and other information. We anticipate that these changes will result in increased demand for new, higher performance components for mobile communications and consumer electronics.

   There is also a strong demand for high resolution, low cost, small form factor displays for use in consumer electronics products including camcorders and digital cameras. According to a Dataquest report dated June 1999, the annual worldwide factory revenue for camcorders will exceed $7.2 billion by 2003. International Data Corporation projects that annual worldwide shipments of digital cameras will exceed 22 million units in 2003.

   We produce two types of high performance components: our heterojunction bipolar transistor wafers, or HBT transistor wafers, and our CyberDisplay products.

  . Our HBT transistor wafer product is a customer specific array of vertically oriented transistors based on a gallium arsenide wafer. Our customers use our HBT transistor wafers to produce high performance integrated circuits used primarily in wireless communications products. We believe that integrated circuits manufactured with our HBT transistor wafers are well suited for applications that require low power consumption and high frequency performance. Our product enables our customers to manufacture components for wireless handsets that feature reduced size, extended battery life, increased talk time and improved signal quality.

  . Our CyberDisplay products are miniature, high performance, high resolution, low cost displays for consumer electronics and mobile communications devices. Our commercially available CyberDisplay product is a 0.24 inch diagonal display which uses a lens and backlight to deliver high resolution video and data images equivalent to viewing a 20 inch diagonal monitor from a distance of five feet. We believe our CyberDisplay products are well suited for high resolution, high information content applications, including viewing images in camcorders and digital cameras, and reading e-mail and browsing the Internet using digital wireless handsets, pagers and other consumer electronics devices.

   We are currently experiencing rapidly increasing demand for both of our principal products and are significantly increasing our production capacity. The principal customer for our HBT transistor wafers is Conexant Systems, which, along with other customers, uses these HBT transistor wafers primarily to make integrated circuits for digital wireless handsets. Due to the strength of our gallium arsenide technology, we are the single external supplier of HBT transistor wafers to many customers. In addition to Conexant, original equipment manufacturers including Nortel Networks and Hewlett-Packard use our HBT transistor wafers. We currently provide our CyberDisplay product to JVC for use in two of its CyberCam digital camcorder models and to Mustek for use in digital cameras.

   We were incorporated in Delaware in 1984. Our principal executive offices are located at 695 Myles Standish Boulevard, Taunton, Massachusetts, 02780. Our telephone number is (508) 824-6696 and our web site is located at www.kopin.com. Information contained in our web site is not a part of this prospectus.

                                  The Offering

 Common stock offered............................... 1,800,000 shares
 Common stock to be outstanding after the offering.. 14,282,694 shares
 Use of proceeds.................................... Production capacity expansion for our HBT
                                                     transistor wafer and
                                                     CyberDisplay products and
                                                     general corporate
                                                     purposes, including
                                                     capital expenditures and
                                                     working capital.
 Nasdaq National Market Symbol...................... KOPN

   The number of shares of common stock to be outstanding after the offering excludes an aggregate of 2,442,494 shares of common stock that we have reserved for issuance under our stock option plans, of which 1,986,499 shares were subject to outstanding options as of July 3, 1999 at a weighted average exercise price of $12.32 per share.

                      Summary Consolidated Financial Data

   The following tables present our summary consolidated financial data. We have derived the information for the six months ended June 27, 1998 and July 3, 1999 from unaudited consolidated financial statements. We have adjusted the balance sheet data information as of July 3, 1999 to give effect to our sale of 1,800,000 shares of common stock in the offering, assuming a public offering price of $31.50 per share. You should read the following information together with our consolidated financial statements and related notes beginning on page F-1 of this prospectus, the information under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See Note 1 of the Notes to our consolidated financial statements for an explanation of the shares used in computing basic and diluted income (loss) per share.

Statement of Operations Data:

                                                                          Six Months
                                  Years Ended December 31,                   Ended
                          --------------------------------------------  ----------------
                                                                         June
                                                                          27,    July 3,
                           1994     1995      1996     1997     1998     1998     1999
                          -------  -------  --------  -------  -------  -------  -------
                           (in thousands, except per share data)          (unaudited)
Product revenues........  $ 2,830  $ 7,161   $11,727  $13,110  $23,225  $10,328  $13,911
Research and development
 revenues...............   10,453    8,628     6,291    3,283    3,680    1,822    1,433
                          -------  -------  --------  -------  -------  -------  -------
Total revenues..........   13,283   15,789    18,018   16,393   26,905   12,150   15,344
Operating loss..........   (8,130) (10,299)  (24,496)  (7,287)  (4,417)  (1,457)    (347)
Net income (loss).......   (6,694)  (8,991)  (21,596)  (6,258)  (2,968)    (786)     352
Net income (loss) per
 share:
  Basic.................  $ (0.72) $ (0.95)  $ (1.98) $ (0.57) $ (0.25) $ (0.07) $  0.03
  Diluted...............  $ (0.72) $ (0.95)  $ (1.98) $ (0.57) $ (0.25) $ (0.07) $  0.03
Weighted average number
 of common shares
 outstanding:
  Basic.................    9,267    9,462    10,921   11,010   12,068   11,915   12,412
  Diluted...............    9,267    9,462    10,921   11,010   12,068   11,915   13,144

Balance Sheet Data:

                                                                July 3, 1999
                                                             -------------------
                                                                 (unaudited)
                                                             Actual  As Adjusted
                                                             ------- -----------
Cash and equivalents and marketable securities.............. $27,938  $ 80,686
Working capital.............................................  35,721    88,469
Total assets................................................  63,894   116,642
Long-term obligations, less current portion.................   3,241     3,241
Stockholders' equity........................................  53,438   106,186

                                  RISK FACTORS

   This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before purchasing our common stock.

We have experienced a history of losses and have a significant accumulated deficit.

   We have never achieved profitability on an annual basis. We did not achieve profitability on a quarterly basis until the third quarter of 1998 and sustained a significant loss in the following quarter and for the full year 1998. Since inception, we have incurred significant net operating losses. For the years ended December 31, 1996, 1997, and 1998, we incurred net losses of $21.6 million, $6.3 million and $3.0 million, respectively, and as of July 3, 1999 we had an accumulated deficit of $57.1 million. We cannot assure you that we will achieve or maintain profitability in the future.

Our revenue and cash flow could be negatively affected by the loss of any of the few customers who account for a substantial portion of our revenues.

   A few customers account for a substantial portion of our revenues. Sales of our HBT transistor wafers to Conexant Systems accounted for approximately 39%, 63%, 59%, and 49% of our total revenues for the years ended December 31, 1996, 1997 and 1998, and for the six months ended July 3, 1999, respectively. For the years ended December 31, 1996, 1997 and 1998 and for the six months ended July 3, 1999, revenues from multiple contracts with various U.S. governmental agencies accounted for approximately 35%, 20%, 14% and 9%, respectively, of our total revenues. We anticipate that sales of our HBT transistor wafers to Conexant will continue to represent a significant portion of our revenues for the near future. A reduction in research and development contracts from the U.S. government or a reduction or delay in orders from Conexant or any of our other significant customers would materially reduce our revenue and cash flow and adversely affect our ability to achieve and maintain profitability.

If we are unable to significantly increase our CyberDisplay production capacity and reduce our CyberDisplay production costs, our business will suffer.

   We have limited experience manufacturing display products. We expect to significantly increase our CyberDisplay production capacity by the end of the first quarter of 2000 in an attempt to meet anticipated increased demand. We are also embarking on an initiative to automate portions of our display manufacturing process to increase throughput and lower unit production costs. If we are unable to successfully increase our CyberDisplay production capacity and reduce manufacturing costs, we may lose customer orders and our display business will remain unprofitable.

Our CyberDisplay products may not be accepted by the market.

   We have had limited sales of our CyberDisplay products to date. Our success will in large part depend on the widespread adoption of the viewing format of our CyberDisplay. Our success also depends upon the widespread consumer acceptance of our customers' products. Potential customers may be reluctant to adopt our CyberDisplay products because of concerns surrounding perceived risks relating to:

  . The introduction of our display technology generally;

  . Consumer acceptance of our CyberDisplay products; and

  . The relative complexity, reliability, usefulness and cost-effectiveness of our display products compared to other display products available in the market or that may be developed by our competitors.

   In addition, our customers may be reluctant to rely upon a relatively small company such as Kopin for a critical component. We cannot assure you that prospective customers will adopt our CyberDisplay products or that consumers will accept our CyberDisplay products. If we fail to achieve market acceptance of our CyberDisplay products, our business may not be successful and the value of your investment in Kopin may decline.

Our success depends on the continued growth and evolution of the wireless communications market.

   Sales of products for wireless communications applications constitute substantially all of our current, and a significant portion of our projected, product revenues and cash flows. The implementation of higher bandwidth infrastructure will be needed to drive the development of the next generation of wireless communications services. These developments include data oriented services, such as Internet browsing capabilities and the ability to view e-mail and other information that should increase the demand for our products. Our success will depend in large part on the widespread adoption of this infrastructure and the cost-effectiveness of these services to the consumer. We may be unable to grow or sustain our business if there is a slowdown in the wireless communications market.

We generally do not have long-term contracts with our customers, which makes forecasting our revenues and operating results difficult.

   We generally do not enter into agreements with our customers obligating them to purchase our products. Our business is characterized by short-term purchase orders and shipment schedules and we generally permit orders to be canceled or rescheduled without significant penalty. As a result, forecasting our revenues is difficult. In addition, due to the absence of substantial noncancellable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. Our operating results are difficult to forecast because we are continuing to invest in capital equipment and increasing our operating expenses for personnel and new product development. If we fail to accurately forecast our revenues and operating results, our business may not be successful and the value of your investment in Kopin may decline.

Potential fluctuations in operating results make financial forecasting difficult and could affect the price of our common stock.

   Our quarterly and annual revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. You should not rely on our revenues and our operating results for any one quarter or year as an indication of our future revenues or operating results. Our revenues and our results of operations may fluctuate for several reasons including:

  . The timing and successful introduction of additional manufacturing capacity;

  . The timing of the initial selection of our HBT transistor wafers and CyberDisplay products as a component in our customers' new products;

  . Market acceptance of our and our customers' products;

  . Competitive pressures on selling prices of our CyberDisplay products;

  . The timing and cancellation of customer orders;

  . Our ability to introduce new products and technologies on a timely basis;

  . Our ability to successfully reduce costs; and

  . The cancellation of U.S. government contracts.

   If our quarterly revenues or results of operations fall below expectations of investors or public market analysts, the price of our common stock could fall substantially.

Disruptions of our HBT transistor wafer production would adversely affect our operating results.

   If we were to experience any significant disruption in the operation of our facilities, we would be unable to supply HBT transistor wafers to our customers. Our manufacturing processes are highly complex and customer specifications are extremely precise. We periodically modify our processes in an effort to improve yields and product performance and to meet particular customer requirements. We intend to broaden our production capabilities to produce HBT transistor wafers up to six inches in diameter, but we have limited experience in producing finished six-inch HBT transistor wafers in commercial quantities. Process changes or other problems that occur in the complex manufacturing process can result in interruptions in production or significantly reduced yields. Additionally, as we introduce new equipment into our manufacturing processes, our HBT transistor wafer products could be subject to especially wide variations in manufacturing yields and efficiency. We may experience manufacturing problems that would result in delays in product introduction and delivery or yield fluctuations. We are also subject to the risks associated with the shortage of raw materials used in the manufacture of our products.

We would be unable to manufacture and distribute our CyberDisplay products if the third parties we rely on for manufacturing and packaging fail to provide those services.

   We depend on United Microelectronics Corporation, or UMC, and its affiliate, Unipac Optoelectronics, for the fabrication of integrated circuits and a portion of the packaging of our CyberDisplay products. We have no long-term contracts with these companies, both of which are located in Taiwan. If these companies were to terminate their arrangements with us or become unable to provide the required capacity and quality on a timely basis, we would be unable to manufacture and ship our CyberDisplay products until replacement foundry or packaging services could be obtained. Furthermore, we cannot assure you that we would be able to establish alternative manufacturing and packaging relationships on acceptable terms.

   Our reliance on UMC and Unipac involves certain risks, including:

  . The lack of control over production capacity and delivery schedules;

  . Limited control over quality assurance, manufacturing yields and production costs; and

  . The risks associated with international commerce, including unexpected changes in legal and regulatory requirements, changes in tariffs and trade policies and political and economic instability.

   We also depend on third parties to provide integrated circuit chip sets for use with our CyberDisplay products. Motorola currently produces integrated circuit chip sets for use with our CyberDisplay products in camcorders. If Motorola or any other third party were unable to supply these integrated circuit chip sets, we would be unable to sell our CyberDisplay products until a replacement supplier could be found. Any interruption in our ability to manufacture and distribute our CyberDisplay products could cause our display business to be unsuccessful and the value of your investment in Kopin may decline.

We may not be able to operate multiple manufacturing facilities successfully.

   A critical part of our business strategy is the expansion of our production capacity. We plan to establish a second facility to manufacture our HBT transistor wafers and we are also considering the establishment of additional internal or third party manufacturing capability to produce our CyberDisplay products. To date, we have operated only one facility for each of our product lines, and we have no experience operating multiple facilities to manufacture a single product line.

   Our ability to successfully operate additional manufacturing sites will depend on a number of factors including:

  . The identification and availability of appropriate and affordable sites;

  . The management of facility construction and development timing and costs;

  . The establishment of adequate management and information systems and financial controls; and

  . The adaptation of our complex manufacturing process in our additional sites.

   Additionally, we cannot be sure that any new manufacturing facilities will have operating results similar to those of our current facilities. Any failure to effectively implement our expansion strategy would adversely impact our ability to grow our business.

Increased competition may result in decreased demand or prices for our products.

   Competition in the markets for our products is intense. We compete with several companies primarily engaged in the business of designing, manufacturing and selling integrated circuits or alternative display technologies, as well as the supply of other discrete products. Our competitors could develop new process technologies that may be superior to ours, including technologies that target markets in which our products are sold. Many of our existing and potential competitors have strong market positions, considerable internal manufacturing capacity, established intellectual property rights and substantial technological capabilities. Furthermore, they also have greater financial, technical, manufacturing, marketing and personnel resources than we do, and we may not be able to compete successfully with them.

   In addition, many of our existing and potential customers manufacture or assemble wireless communications devices and have substantial in-house technological capabilities. If one of our large customers establishes internal design and manufacturing capabilities, it could have an adverse effect on our operating results.


   We expect competition to increase. This could mean lower prices or reduced demand for our products. Any of these developments would have an adverse effect on our operating results. For more information, see "Business--Competition."

If we fail to keep pace with changing technologies, we may lose customers.

   The advanced semiconductor materials and display industries are characterized by rapidly changing customer requirements and evolving technologies and industry standards. To achieve our goals, we need to enhance our existing products and develop and market new products that keep pace with continuing changes in industry standards and requirements and customer preferences. If we cannot keep pace with these changes, our business could suffer.

We may not be successful in protecting our intellectual property and proprietary rights.

   Our success depends in part on our ability to obtain patents and licenses and to preserve other intellectual property rights covering our products and manufacturing processes. To that end, we have obtained certain domestic and foreign patents and we intend to continue to seek patents on our inventions when appropriate. We also attempt to protect our proprietary information with contractual arrangements and under trade secret laws. Our employees and consultants generally enter into agreements containing provisions with respect to confidentiality and the assignment of rights to inventions made by them while in our employ. If these measures fail to adequately protect our intellectual and proprietary rights, our business will not be successful and the value of your investment in Kopin may decline. For more information, see "Business--Patents, Proprietary Rights and Licenses."

Our business could suffer if we lose the services of, or fail to attract, key personnel.

   In order to continue to provide quality products in our rapidly changing business, we believe it is important to retain personnel with experience and expertise relevant to our business. Our success depends in large part upon a number of key management and technical employees. The loss of the services of one or more key employees, including John C.C. Fan, our President and Chief Executive Officer, could seriously impede our success. We do not maintain any "key-man" insurance policies on Dr. Fan or any other employees. In addition, due to the level of technical and marketing expertise necessary to support our existing and new customers, our success will depend upon our ability to attract and retain highly-skilled management, technical, and sales and marketing personnel. Competition for highly-skilled personnel is intense and there may be only a limited number of persons with the requisite skills to serve in these positions. We may be unsuccessful in attracting and retaining these personnel.

We may be unable to continue to grow at our historical growth rates or to manage our growth effectively.

   In 1998 and 1999, we have experienced significant growth in our HBT transistor wafer business and we anticipate growth in our CyberDisplay business. This growth has placed, and our anticipated growth is expected to place, significant strain on our limited administrative, operational and financial resources. We cannot assure you that our systems, procedures, controls and existing and planned space will be adequate to support our future operations. As a result of these concerns, we cannot be sure that we will continue to grow, or, if we do grow, that we will be able to maintain our historical growth rate.

We may pursue acquisitions and investments that could adversely affect our business.

   In the past we have made, and in the future we may make, acquisitions of and investments in businesses, products and technologies that could complement or expand our business. We currently have no commitments or agreements with respect to any acquisitions or investments. If we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition or integrate the acquired businesses, products or technologies into our existing business and products. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization expenses and write-downs of acquired assets.

We may incur significant liabilities if we fail to comply with stringent environmental regulations or if we did not comply with these regulations in the past.

   We are subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic or otherwise hazardous chemicals used in our manufacturing process. Although we believe that our activities conform to environmental regulations, the failure to comply with present or future regulations could result in fines being imposed on us, suspension of production or a cessation of operations. We cannot assure you that we have not in the past violated applicable laws or regulations, which could result in required remediation or other liabilities.

Problems related to the Year 2000 issue could require us to incur unanticipated delays and expenses in the operation of our business.

   We are currently undergoing efforts to ensure that our critical business systems will not fail or make miscalculations as a result of the Year 2000 date change. We cannot be sure that we will not have to spend significantly more than we currently anticipate on remediation efforts for our critical systems, or that implementation of any contingency plans we develop to deal with problems resulting from the Year 2000 date change will successfully avoid or alleviate any problems that may occur. Additionally, although we believe that our products are Year 2000 compliant, we cannot assure you that the systems of our raw materials suppliers or the products and systems of our customers will not be adversely affected. Any interruption in these third parties' operations could significantly delay our ability to manufacture our products or reduce our customers' demand for our products.

We have wide discretion as to our use of the proceeds from this offering and may allocate these proceeds in ways with which you may not agree.

   The primary purposes of this offering include the purchase of new HBT transistor wafer manufacturing equipment, the establishment of an additional HBT transistor wafer manufacturing facility, the automation of the assembly of our CyberDisplay products, the increase of our CyberDisplay production capability and the increase of our working capital. Accordingly, our management will retain broad discretion as to the allocation of the net proceeds from this offering. For more information, see "Use of Proceeds."

Our stock price may be volatile in the future.

   The trading price of our common stock could be subject to wide fluctuations in response to:

  . Quarter-to-quarter variations in results of operations;

  . Announcements of technological innovations or new products by Kopin or our competitors;

  . General conditions in the wireless communications, semiconductor and display markets;

  . Changes in earnings estimates by analysts; and

  . Other events or factors.

   In addition, the public stock markets experience extreme price and trading volume volatility, particularly for technology companies like us. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

You should not expect to receive dividends from us.

   We have not paid dividends in the past, nor do we expect to pay dividends for the foreseeable future. We anticipate that earnings, if any, will be retained for the development of our businesses.

You will suffer immediate and substantial dilution as a result of this offering.

   There will be immediate and substantial dilution to new investors in this offering. The public offering price will be higher than the net tangible book value per share of the outstanding common stock will be immediately after the offering. Any common stock you purchase in the offering will have a post-offering net tangible book value per share of approximately $24.19 less than the price you paid for the share, assuming a public offering price of $31.50 per share. For more information, see "Dilution."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance and include statements about our manufacturing capabilities and cash flows. In some cases, you can identify forward-looking statements by terminology such as "may, " "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

   Our net proceeds from the sale of 1,800,000 shares of common stock we are offering are estimated to be approximately $52.7 million, or $60.7 million if the underwriters' over-allotment option is exercised in full, at an assumed public offering price of $31.50 per share after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

   The principal purposes of this offering are for general corporate purposes, including:

  . The purchase of new HBT transistor wafer manufacturing equipment;

  . The establishment of an additional HBT transistor wafer manufacturing facility;

  . The purchase of equipment to automate the assembly and increase the production capacity of our CyberDisplay products; and

  . An increase in working capital.

   Pending the uses described above, the net proceeds will be invested in short-term, interest bearing, investment grade securities.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is traded on the Nasdaq National Market under the symbol "KOPN." The following table sets forth, for the quarters indicated, the range of high and low sale prices for the common stock as reported on the Nasdaq National Market for the periods indicated.

                                                                 High     Low
                                                                ------- -------
Fiscal Year Ended December 31, 1997
  First Quarter................................................ $15.750 $ 9.875
  Second Quarter...............................................  16.750  10.500
  Third Quarter................................................  24.625  14.750
  Fourth Quarter...............................................  29.000  15.500
Fiscal Year Ended December 31, 1998
  First Quarter................................................ $22.375 $14.000
  Second Quarter...............................................  22.375  16.000
  Third Quarter................................................  21.000  11.438
  Fourth Quarter...............................................  21.250  11.375
Fiscal Year Ending December 31, 1999
  First Quarter................................................ $24.875 $12.000
  Second Quarter...............................................  24.875  13.000
  Third Quarter (through September 17, 1999)...................  40.750  21.250

   As of September 2, 1999, there were approximately 222 stockholders of record of our common stock, which does not reflect those shares held beneficially or those shares held in "street" name. On September 17, 1999, the last sale price reported on the Nasdaq National Market for our common stock was $31.50 per share.

                                DIVIDEND POLICY

   We have not paid dividends in the past, nor do we expect to pay dividends for the foreseeable future. We anticipate that earnings, if any, will be retained for the development of our businesses.

                                 CAPITALIZATION

   The following table sets forth our cash and equivalents and marketable securities and capitalization as of July 3, 1999 on an actual basis and as adjusted to give effect to our sale of 1,800,000 shares of common stock at an assumed public offering price of $31.50. This table should be read in conjunction with our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

                                                           As of July 3, 1999
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (In thousands)
                                                              (unaudited)
Cash and equivalents and marketable securities........... $ 27,938   $ 80,686
                                                          ========   ========
Long-term obligations, less current portion.............. $  3,241   $  3,241
                                                          --------   --------
Stockholders' equity:
  Preferred stock, $0.01 par value; 3,000 shares
   authorized;
    none issued and outstanding..........................       --         --
  Common stock, $0.01 par value, 20,000,000 shares
     authorized; 12,482,694 shares outstanding, actual;
     and 14,282,694 shares outstanding, as adjusted(1)...      125        143
  Additional paid-in capital.............................  110,124    162,854
  Deferred compensation..................................     (138)      (138)
  Accumulated other comprehensive income.................      461        461
  Accumulated deficit....................................  (57,134)   (57,134)
                                                          --------   --------
Total stockholders' equity...............................   53,438    106,186
                                                          --------   --------
Total capitalization..................................... $ 56,679   $109,427
                                                          ========   ========

--------
(1) Excludes outstanding options as of July 3, 1999 to purchase 1,986,499 shares of common stock at a weighted average exercise price of $12.32 per share, 1,171,594 of which were exercisable.

                                    DILUTION

   As of July 3, 1999, we had 12,482,694 shares of common stock outstanding and a net tangible book value of $51.6 million or $4.13 per share. "Net tangible book value per share" represents our tangible net worth (total tangible assets less total liabilities) divided by the number of shares of common stock outstanding. After giving effect to our sale of 1,800,000 shares at the assumed public offering price of $31.50 per share and after deduction of the estimated underwriting discount and offering expenses, our net tangible book value at July 3, 1999 would have been $104.3 million or $7.31 per share. This represents an immediate increase in the net tangible book value of $3.18 per share to existing stockholders and an immediate dilution of the net tangible book value of $24.19 per share to purchasers of shares from this offering. The following table illustrates this per share dilution:

Public offering price per share...................................       $31.50
 Net tangible book value per share before offering................ $4.13
 Increase attributable to new investors...........................  3.18
                                                                   -----
Net tangible book value per share after offering..................         7.31
                                                                         ------
Dilution per share to purchasers..................................       $24.19
                                                                         ======

   The above calculations do not take into account the exercise of outstanding stock options after July 3, 1999. If the 1,986,499 options outstanding at July 3, 1999 were exercised, there would be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and balance sheet data as of December 31, 1997 and 1998 have been derived from our audited consolidated financial statements and the notes to those consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated financial data for the six months ended June 27, 1998 and July 3, 1999, and the balance sheet data as of July 3, 1999, have been derived from our unaudited consolidated financial statements and the notes to those consolidated financial statements included elsewhere in this prospectus. In our opinion, these unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results for these periods. The statement of operations data for the years ended December 31, 1994 and 1995, and the balance sheet data as of December 31, 1994, 1995 and 1996 have been derived from our audited financial statements which are not included in this prospectus. The financial statements of Forte Technologies, Inc. from June 1, 1995 through December 31, 1996 are consolidated with our financial statements. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes to those financial statements, and the other financial data included elsewhere in this prospectus.

                                                                         Six Months Ended
                                   Year Ended December 31,               ----------------
                          ---------------------------------------------  June 27,  July 3,
                           1994      1995      1996     1997     1998      1998     1999
                          -------  --------  --------  -------  -------  --------  -------
                            (in thousands, except per share data)          (unaudited)
Statement of Operations
 Data:
Revenues:
 Product revenues.......  $ 2,830  $  7,161  $ 11,727  $13,110  $23,225  $10,328   $13,911
 Research and
  development revenues..   10,453     8,628     6,291    3,283    3,680    1,822     1,433
                          -------  --------  --------  -------  -------  -------   -------
  Total revenues........   13,283    15,789    18,018   16,393   26,905   12,150    15,344
                          -------  --------  --------  -------  -------  -------   -------
Expenses:
 Cost of product
  revenues..............    1,981     6,059     9,489    8,636   15,509    6,235     9,821
 Research and
  development--funded
  programs..............   10,532     8,757     6,591    2,802    3,954    2,316     1,749
 Research and
  development--
  internal..............    4,070     6,856     9,876    7,623    5,659    2,743     1,598
 Selling, general and
  administrative........    4,575     4,013     7,070    4,292    4,015    2,126     2,344
 Other..................      255       403       598      327      385      187       179
 Write-down of
  subsidiary assets.....       --        --     3,900       --       --       --        --
 Impairment charge......       --        --     4,990       --    1,800       --        --
                          -------  --------  --------  -------  -------  -------   -------
                           21,413    26,088    42,514   23,680   31,322   13,607    15,691
                          -------  --------  --------  -------  -------  -------   -------
Loss from operations....   (8,130)  (10,299)  (24,496)  (7,287)  (4,417)  (1,457)     (347)
Other income, net.......    1,436     1,308     1,676    1,029    1,508      671       725
                          -------  --------  --------  -------  -------  -------   -------
Income (loss) before
 minority interest......   (6,694)   (8,991)  (22,820)  (6,258)  (2,909)    (786)      378
Minority interest in
 (income) loss of
 subsidiary.............       --        --     1,224       --      (59)      --       (26)
                          -------  --------  --------  -------  -------  -------   -------
Net income (loss).......  $(6,694) $ (8,991) $(21,596) $(6,258) $(2,968) $  (786)  $   352
                          =======  ========  ========  =======  =======  =======   =======
Net income (loss) per
 share:
 Basic..................  $ (0.72) $  (0.95) $  (1.98) $ (0.57) $ (0.25) $ (0.07)  $  0.03
                          =======  ========  ========  =======  =======  =======   =======
 Diluted................  $ (0.72) $  (0.95) $  (1.98) $ (0.57) $ (0.25) $ (0.07)  $  0.03
                          =======  ========  ========  =======  =======  =======   =======
Weighted average number
 of common shares
 outstanding:
 Basic..................    9,267     9,462    10,921   11,010   12,068   11,915    12,412
                          =======  ========  ========  =======  =======  =======   =======
 Diluted................    9,267     9,462    10,921   11,010   12,068   11,915    13,144
                          =======  ========  ========  =======  =======  =======   =======

                                         December 31,
                            ---------------------------------------   July 3,
                             1994    1995    1996    1997    1998      1999
                            ------- ------- ------- ------- ------- -----------
                                        (in thousands)              (unaudited)
Balance Sheet Data:
 Cash and equivalents and
  marketable securities.... $28,728 $41,997 $27,072 $19,046 $36,808   $27,938
 Working capital...........  30,566  44,727  27,687  21,466  39,359    35,721
 Total assets..............  52,836  76,160  53,746  43,394  61,906    63,894
 Long-term obligations,
  less current portion.....   2,235   1,605   2,793   1,959   4,209     3,241
 Stockholders' equity......  43,451  61,842  40,271  35,869  51,846    53,438

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion and analysis of our financial condition and results of our operations in conjunction with "Selected Consolidated Financial Data", our consolidated financial statements and related notes that appear elsewhere in this prospectus, and other financial information incorporated by reference in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

Overview

   Kopin is a leading developer and manufacturer of advanced semiconductor materials and miniature displays. We use our proprietary technology to design, manufacture and market products used in highly demanding commercial wireless communications and high resolution portable applications. Our products enable our customers to develop and market an improved generation of products for these target applications.

   We have two principal components of revenues: product revenues and research and development revenues. Historically, product revenues have consisted of sales of our HBT transistor wafers. For the year ended December 31, 1996, we had product revenues of $11.7 million ($9.2 million excluding Forte, a company which we consolidated as a subsidiary through December 31, 1996), or 65.1% of total revenues. Product revenues were $13.1 million for the year ended December 31, 1997, or 80.0% of total revenues. For the year ended December 31, 1998, product revenues were $23.2 million, or 86.3% of total revenues. Product revenues were $13.9 million, or 90.7% of total revenues for the six months ended July 3, 1999. We began shipping our CyberDisplay product in 1998. This product line represented 10.0% of our product revenues for the six months ended July 3, 1999.

   Research and development revenues consist primarily of development contracts with agencies of the U.S. government. For the year ended December 31, 1996, we had research and development revenues of $6.3 million, or 34.9% of total revenues. As management intensified its efforts on the marketing and sales of its commercial products, research and development revenues declined to $3.3 million, or 20.0% of total revenues for the year ended December 31, 1997. For the year ended December 31, 1998, research and development revenues were $3.7 million, or 13.7% of total revenues. Research and development revenues were $1.4 million, or 9.3% of total revenues for the six months ended July 3, 1999. We believe that research and development revenues will continue to decline on an annual basis as a percentage of total revenues for the near future.

   We recognize revenues when a product is shipped or when a service is performed. We typically provide customers with a twelve month warranty from the date of sale for some of our products. Based upon historical and anticipated warranty costs, we account for estimated sales return and warranty reserves in the period the sale is made. We recognize revenues from long-term contracts on the percentage-of-completion method of accounting as work is performed, based upon the ratio of costs or hours already incurred to the estimated total cost of completion or hours of work to be performed. We account for product development and research contracts that have established prices for distinct phases as if each phase were a separate contract. We classify amounts earned on contracts in progress that are in excess of amounts billed as unbilled receivables and we classify amounts received in excess of amounts earned as unearned revenues. We bill unbilled receivables based on dates specified in the related agreement or in periodic installments based upon our invoicing cycle. We recognize the entire amount of an estimated ultimate loss in our financial statements at the time the loss on a contract becomes known.

   On January 1, 1996, we adopted Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." This Statement establishes accounting standards for the carrying value of long-lived and certain identifiable intangible assets. In January 1996, we incurred a charge of $5.0 million which included a write-down associated with the initial adoption of SFAS No. 121, the expensing of purchased technology, and the write-off of certain previously deferred expenses.

Results of Operations

 Six Months Ended July 3, 1999 Compared to Six Months Ended June 27, 1998

   Revenues. Our total revenues for the six months ended July 3, 1999 were $15.3 million compared to $12.2 million during the corresponding period in 1998, an increase of approximately $3.1 million or 26.3%. Our product revenues for the six months ended July 3, 1999 were $13.9 million compared to $10.3 million for the six months ended June 27, 1998, an increase of approximately $3.6 million or 34.7%. This increase in product revenues was primarily due to an increase in sales of our HBT transistor wafers and other gallium arsenide products as well as our CyberDisplay products in the six months ended July 3, 1999 compared to the six months ended June 27, 1998. Research and development revenues for the six months ended July 3, 1999 were $1.4 million, compared to $1.8 million during the corresponding period in 1998, a decrease of $389,972, or 21.4%. Research and development revenues declined primarily due to the expirations of multi-year contracts with the U.S. government.

   Cost of Product Revenues. Cost of product revenues, which is comprised of materials, labor and manufacturing overhead related to our products, was $9.8 million for the six months ended July 3, 1999 compared to $6.2 million during the corresponding period in 1998, an increase of approximately $3.6 million or 57.5%. The increase in cost of product revenues as a percentage of product revenues for the first six months of 1999 primarily is attributable to increased production staffing as we increased production capacity, re-deployed certain assets and personnel previously involved in development activities to manufacturing activities and increased sales of our CyberDisplay products as a percentage of total sales.

   Research and Development. Research and development expenses are incurred under development programs for gallium arsenide and display products either in support of internal development programs or programs funded by agencies of the U.S. government. Research and development costs include staffing, purchases of materials and laboratory supplies, circuit design costs, fabrication and packaging of display products, and overhead. Funded research and development expenses were $1.7 million for the six months ended July 3, 1999 compared to $2.3 million during the corresponding period in 1998, a decrease of $567,385, or 24.5% due to reduced subcontractor expenses caused by the expiration of multi-year contracts with agencies of the U.S. government. Internal research and development expenses were $1.6 million for the six months ended July 3, 1999 compared to $2.7 million during the corresponding period in 1998, a decrease $1.1 million, or 41.7%. The decrease in internal research and development was primarily a result of the re-deployment of certain assets and personnel from development activities into manufacturing activities.

   Selling, General and Administrative. Selling, general and administrative expenses consist of the expenses incurred by our sales and marketing personnel and related expenses, and administrative and general corporate expenses. Selling, general and administrative expenses were $2.3 million for the six months ended July 3, 1999 compared to $2.1 million during the corresponding period in 1998, an increase of $217,870, or 10.2%. The increase in selling, general and administrative expense is primarily due to increases in headcount in the sales and marketing staff and significant travel associated with new customer support. In addition, selling, general and administrative expenses include non-cash charges for compensation expense of $27,510 for the six months ended July 3, 1999 compared to $33,450 during the corresponding period in 1998, relating to the issuance of certain stock options.

   Other. Other expenses, primarily amortization of patents and licenses, were $179,275 for the six months ended July 3, 1999 compared to $187,630 during the corresponding period in 1998.

   Other Income, Net. Other income, net was $725,476 for the six months ended July 3, 1999 compared to $671,425 during the corresponding period in 1998. This increase was primarily due to a decrease in interest expense as a result of reduced debt.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Revenues. Our total revenues were $26.9 million for 1998 compared to $16.4 million in 1997, an increase of $10.5 million, or 64.1%. Our product revenues were $23.2 million for 1998 compared to $13.1 million in 1997, an increase of $10.1 million, or 77.2%. The increase in product revenues was primarily due to an increase in sales of our HBT transistor wafers and other gallium arsenide products to $20.3 million in 1998 compared to $12.0 million in 1997, an increase of $8.3 million, or 69.8%. The increase in sales of our HBT transistor wafers was primarily due to the increased use of advanced semiconductor transistors in various wireless telecommunications products, particularly by our major customer, Conexant. Research and development revenues were $3.7 million for 1998 compared to $3.3 million in 1997, an increase of $396,608. The increase in research and development revenues was primarily attributable to an increase in contract revenues from agencies of the U.S. government.

   Cost of Product Revenues. Cost of product revenues was $15.5 million for 1998 compared to $8.6 million in 1997. Included in 1998 cost of product revenues is a charge totaling approximately $1.7 million associated with the write-down of inventory resulting from modification of certain processes in the production of our CyberDisplay products to improve manufacturing flexibility and to meet customer requirements. Excluding this inventory write-down, cost of product revenues decreased as a percentage of product revenues because of manufacturing efficiencies derived from the increase in unit volume production. The benefit from manufacturing efficiencies was offset in part from an increase in display products as a percentage of total product revenues.

   Research and Development. Funded research and development expenses were $4.0 million for 1998 compared to $2.8 million in 1997, an increase of $1.2 million. The increase in funded research and development expenses in 1998 was primarily due to an increase in programs funded by agencies of the U.S. government. Internal research and development expenses were $5.7 million in 1998 compared to $7.6 million in 1997, a decrease of $2.0 million. The decrease in internal research and development expenses was primarily a result of reduced research costs incurred for developing our display products.

   Selling, General and Administrative. Selling, general and administrative expenses were $4.0 million for 1998 compared to $4.3 million in 1997, a decrease of $277,521. In addition, selling, general and administrative expenses include non-cash charges for compensation expense of $66,900 for 1998 compared to $75,857 in 1997 relating to the issuance of certain stock options.

   Impairment Charge. In 1998, we recorded a non-cash impairment charge totaling approximately $1.8 million associated with the write-down of equipment and intangible assets resulting from modification of certain processes in the production of our CyberDisplay products to improve manufacturing flexibility.

   Other. Other expenses were $384,349 for 1998 compared to $327,102 in 1997, an increase of $57,247.

   Other Income, Net. Other income, net was $1.5 million in 1998 compared to $1.0 million in 1997, an increase of $478,921. The increase was primarily due to an increase in interest income of $779,834 to $2.0 million in 1998 from $1.3 million in 1997, resulting from higher cash balances in 1998. This increase was partially offset by an increase in interest expense of $300,913 due to additional debt funding.

 Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

   For the year ended December 31, 1996, our consolidated financial statements include the results of operations of Forte, a majority-owned subsidiary. As a result of declining sales and results of operations of Forte, we recorded a $3.9 million write-down of the value of Forte's assets and our investment in Forte at December 31, 1996. In March 1997, Forte filed a voluntary petition seeking protection from its creditors under Chapter 11 of the United States Bankruptcy Code. The financial statements of Forte are not consolidated with our financial statements after December 31, 1996.

   Revenues. Our total revenues were $16.4 million for 1997 compared to $18.0 million ($15.5 million excluding Forte) during the corresponding period in 1996, a decrease of $1.6 million. Our product revenues were $13.1 million for 1997 compared to $11.7 million ($9.2 million excluding Forte) in 1996, an increase of $1.4 million. Product revenues from sales of our HBT transistor wafers and other gallium arsenide products were $12.0 million in 1997 compared to $8.3 million in 1996, an increase of $3.6 million, or 43%. The increase in product revenues was due to a $3.9 million increase in sales of our HBT transistor wafers and display products over the corresponding period in the prior year, partially offset by the inclusion of Forte revenues in 1996. The increase in sales of our HBT transistor wafers was primarily due to the increased use of advanced semiconductor transistors in various wireless telecommunications products, particularly by our major customer, Conexant. Research and development revenues were $3.3 million for 1997 compared to $6.3 million in 1996, a decrease of $3.0 million. The decrease in research and development revenues was primarily attributable to a decrease in contract revenues from agencies of the U.S. government. In 1994, we received a $10.7 million multi-year contract award from Defense Advanced Research Projects Agency. We recorded revenues under this contract of $492,000 in 1997 compared to $3.4 million in 1996, a decrease of $2.9 million.

   Cost of Product Revenues. Cost of product revenues was $8.6 million for 1997 compared to $9.5 million ($6.8 million excluding Forte) in 1996. The improvement in cost of product revenues as a percentage of product revenues in 1997 was primarily due to increased sales of our HBT transistor wafers, resulting in lower unit costs, and the inclusion in the 1996 financial results of shipments by Forte.

   Research and Development. Funded research and development expenses were $2.8 million for 1997 compared to $6.6 million in 1996, a decrease of $3.8 million. The decrease in funded research and development expenses in 1997 was primarily due to a reduction in programs funded by agencies of the U.S. government. Internal research and development expenses were $7.6 million in 1997 compared to $9.9 million ($9.3 million excluding Forte) in 1996, a decrease of $2.3 million. The decrease in internal research and development expenses was primarily a result of reduced development costs incurred for fabrication and packaging of our display products, as well as the inclusion of $597,545 of such expenses incurred by Forte during the corresponding period in 1996.

   Selling, General and Administrative. Selling, general and administrative expenses were $4.3 million for 1997 compared to $7.1 million ($4.2 million excluding Forte) in 1996, a decrease of $2.8 million. The decrease in selling, general and administrative expenses in 1997 was primarily due to the inclusion of expenses of $2.9 million incurred by Forte in 1996. In addition, selling, general and administrative expenses include non-cash charges for compensation expense of $75,857 for 1997 compared to $66,776 in the year ended 1996 relating to the issuance of certain stock options.

   Other. Other expenses were $327,102 in 1997 compared to $597,943 ($280,807 excluding Forte) in 1996, a decrease of $270,841. The reduced expense in 1997 was primarily due to amortization expense incurred in 1996 related to the goodwill resulting from our investment in Forte.

   Other Income, Net. Other income, net was $1.0 million in 1997 compared to $1.7 million in 1996, a decrease of $647,042. The decrease in 1997 was primarily due to lower interest income earned as a result of lower cash balances during 1997 in comparison to 1996.

Selected Unaudited Quarterly Results of Operations

   The following table presents our unaudited results of operations for the eight most recently ended fiscal quarters. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to present fairly the selected quarterly information when read in conjunction with the consolidated financial statements included elsewhere in this prospectus. Our results from operations may vary substantially from quarter to quarter; accordingly, the results of operations for a quarter are not necessarily indicative of results for any subsequent quarter or for the full year.

                                                             Three Months Ended
                          -----------------------------------------------------------------------------------------
                          September 27, December 31, March 28, June 27, September 26, December 31, April 3, July 3,
                              1997          1997       1998      1998       1998          1998       1999    1999
                          ------------- ------------ --------- -------- ------------- ------------ -------- -------
                                                               (in thousands)
Revenues:
Product revenues........     $ 2,941      $ 4,170     $4,661    $5,667     $6,957       $ 5,940     $5,985  $7,926
Research and development
 revenues...............         967          720        806     1,016        879           979        745     688
                             -------      -------     ------    ------     ------       -------     ------  ------
Total revenues..........       3,908        4,890      5,467     6,683      7,836         6,919      6,730   8,614
                             -------      -------     ------    ------     ------       -------     ------  ------
Costs and expenses:
Cost of product
 revenues...............       1,891        2,662      2,723     3,512      4,127         5,147      3,930   5,891
Research and
 development............       2,604        2,267      2,550     2,509      2,573         1,981      1,999   1,348
Selling, general and
 administrative.........       1,069        1,036        992     1,134      1,002           887        923   1,421
Other...................          75          100         92        95         98           100         88      91
Impairment charges......          --           --         --        --         --         1,800         --      --
                             -------      -------     ------    ------     ------       -------     ------  ------
Total costs and
 expenses...............       5,639        6,065      6,357     7,250      7,800         9,915      6,940   8,751
                             -------      -------     ------    ------     ------       -------     ------  ------
Income (loss) from
 operations.............      (1,731)      (1,175)      (890)     (567)        36        (2,996)      (210)   (137)
Other income, net.......         242          196        279       392        417           420        416     309
                             -------      -------     ------    ------     ------       -------     ------  ------
Income (loss) before
 minority interest......      (1,489)        (979)      (611)     (175)       453        (2,576)       206     172
Minority interest in
 (income) of
 subsidiary.............          --           --         --        --         --           (59)        --     (26)
                             -------      -------     ------    ------     ------       -------     ------  ------
Net income (loss).......     $(1,489)     $  (979)    $ (611)   $ (175)    $  453       $(2,635)    $  206  $  146
                             =======      =======     ======    ======     ======       =======     ======  ======

   Product revenues have increased quarter over quarter in six of the seven quarters ended July 3, 1999. These increases were primarily due to increased sales of our HBT transistor wafer and CyberDisplay products. Quarterly product revenues in 1998 fluctuated due, in part, to the timing of shipments of CyberDisplay products to customers for their evaluation purposes. In the quarter ended July 3, 1999, we commenced shipments of our CyberDisplay products for use by JVC in two of its CyberCam camcorder models. In 1999, we initiated an aggressive pricing policy with respect to our CyberDisplay products in order to gain adoption by manufacturers of consumer electronics. As a result of this strategy, cost of product revenues as a percentage of total revenues has increased as CyberDisplay product revenues have increased.

Liquidity and Capital Resources

   We have financed our operations primarily through public offerings and private placements of our equity securities, research and development contract revenues, and sales of our gallium arsenide and display products. We believe our available cash resources, together with the proceeds from this offering, will support our operations and capital needs for at least the next twelve months.

   As of July 3, 1999, we had cash and equivalents and marketable securities of $27.9 million and working capital of $35.7 million compared to $36.8 million and $39.4 million, respectively, as of December 31, 1998. The decrease in cash and equivalents and marketable securities was primarily due to cash used in operations of $2.9 million, capital expenditures of $5.9 million, and principal payments on long-term obligations of $1.2 million, offset by proceeds from the exercise of stock options of $1.2 million. The increase in capital expenditures is primarily for our expansion program to increase manufacturing capacity for our gallium arsenide and display products.

   We periodically enter into long-term debt arrangements to finance equipment purchases and other activities. As of July 3, 1999, long-term debt obligations totaled $5.0 million, of which $1.8 million is payable in the next twelve months.

   Our CyberDisplay products are targeted at large sales volume consumer electronic and wireless communication applications. We believe that in order to obtain customers in these markets, it has been necessary to make significant investments in equipment and infrastructure. In addition, we have spent approximately $5.0 million and $7.0 million annually in 1998 and 1997, respectively, to develop and improve CyberDisplay products. We believe that it will be necessary to continue to make significant investments in equipment and development in order to produce current and future CyberDisplay products. As a result of the current cost structure of our CyberDisplay product line, our ability to achieve profitability in that product line depends upon achieving significant sales volumes and higher gross profit margins. We have not yet produced our CyberDisplay products at volumes necessary to achieve profitability. Accordingly, we may not be able to obtain sufficient sales volumes, or if sufficient sales volumes are achieved, we may not be able to produce our CyberDisplay products at a gross margin which will allow the product line to generate a profit.

   We lease equipment and our facilities located in Taunton and Westborough, Massachusetts, and Los Gatos, California, under non-cancelable operating leases. The Taunton lease expires in October 2002. The Westborough lease expires in October 2001, with renewable options for up to three additional years at our election. The Los Gatos lease covers a five year period terminating in 2002. We record costs incurred under operating leases as rent expense and this expense aggregated approximately $1.1 million for 1998.

   We expect to expend approximately $30.0 million on capital expenditures over the next twelve months, primarily for the acquisition of equipment relating to the production of our HBT transistor wafers and the manufacturing, packaging and testing of CyberDisplay products, including the establishment of a second manufacturing product facility for our HBT transistor wafers.

   As of December 31, 1998, we had tax loss carryforwards of approximately $45.0 million, which may be used to offset future taxable income.

Recent Accounting Pronouncements

   The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years commencing after June 15, 2000. SFAS No. 133 requires fair value accounting for all stand-alone derivatives and many derivatives embedded in other financial instruments and contracts. The impact of SFAS No. 133 on us has not yet been determined.

Year 2000

   The Year 2000 issue refers to the potential for disruption to business activities caused by system failures or miscalculations that are triggered by advancement of date records past the year 1999. For example, if software that uses the calendar year in computations is not ready for the millennial calendar change, it may interpret a 21st century date as a 20th century date (for example, mistaking 2001 for 1901).

   We have developed plans to address issues related to the impact on our systems from the Year 2000 issue. Financial and operational systems are being assessed and plans have been implemented to address systems modification requirements.

   Utilizing both internal and external resources to address the Year 2000 issue, we expect to substantially complete this project by the end of October 1999. The current estimate of total project cost is approximately $700,000, which includes the cost of purchasing certain equipment and software which will be capitalized in accordance with normal policy. The cost of equipment and software account for approximately 30 percent of the total estimated project cost while internal resources, primarily salary costs, will account for approximately 30 percent of the cost and external resources are expected to account for approximately the remaining 40 percent. Approximately 75 percent of the total project cost has been spent through July 3, 1999, with the remaining amount to be spent in 1999. The plan costs will be paid from cash flow generated from operations. The Year 2000 project will not result in the delay in implementation of any previously planned information technology projects.

   Our products, which are Year 2000 compliant, require high quality raw materials in order to achieve historical manufacturing yields and performance. We require suppliers to meet stringent quality standards before we will accept their product. We are continually assessing our key suppliers' Year 2000 readiness and their plans for becoming Year 2000 compliant. Although we have multiple suppliers for each raw material, failure by one or more key suppliers to achieve Year 2000 readiness could impact our ability to produce product at historical levels on a timely basis. In addition, certain critical suppliers allocate capacity to us. Accordingly, there can be no assurance that if one or more suppliers are unable to meet their commitments to us, the remaining suppliers will be able to make up the shortfall. We are developing contingency plans, however, there can be no assurance that we will adequately address the Year 2000 problem, that any contingency plans we implement would be adequate to meet our needs without materially impacting our operations, that any such plan would be successful or that our results of operations and financial condition would not be materially and adversely affected by the delays and inefficiencies in conducting operations in an alternative manner.

Quantitative and Qualitative Disclosures About Market Risk

   We invest our excess cash in high quality government and corporate financial instruments which bear minimal risk. We believe that the effect, if any, of reasonably possible near-term changes in interest rates on our financial position, results of operations, and cash flows should not be material. We sell our products to customers worldwide. We maintain a reserve for potential credit losses and such losses have been minimal. We are exposed to changes in foreign currency exchange primarily through our translation of our foreign subsidiary's financial position, results of operations, and cash flows and the sale of our CyberDisplay products to customers in Asia.

                                    BUSINESS

   Kopin is a leading developer and manufacturer of advanced semiconductor materials and miniature flat panel displays. We use our proprietary technology to design, manufacture and market products used in highly demanding wireless communications and high resolution portable consumer electronics applications. Our products enable our customers to develop and market an improved generation of products for these target applications.

   We produce two types of high performance components-our heterojunction bipolar transistor wafers, or HBT transistor wafers, and our CyberDisplay products. Our HBT transistor wafer product is a customer specific array of vertically oriented transistors that our customers use primarily to produce high performance integrated circuits for wireless communications products. Our CyberDisplay products are miniature, high performance, high resolution, low cost displays well suited for high resolution, high information content applications. These applications include viewing images in camcorders and digital cameras, and reading e-mail and browsing the Internet using digital wireless handsets, pagers and other consumer electronics devices.

   We are currently experiencing rapidly increasing demand for both of our principal products and we are significantly increasing our production capacity. The principal customer for our HBT transistor wafers is Conexant Systems. In addition to Conexant, original equipment manufacturers including Nortel Networks and Hewlett-Packard purchase our HBT transistor wafers. We currently sell our CyberDisplay product to JVC for use in two of its CyberCam digital camcorder models and to Mustek, a leading Taiwanese manufacturer of digital still cameras, scanners and other consumer electronics products, for use in digital cameras.

Industry Overview

 Gallium Arsenide Products

   Advanced semiconductor materials are used in the manufacture of integrated circuits for high frequency, low power applications. The rapid growth in the wireless communications industry, as well as the increasingly shorter product cycles of wireless products, has fueled demand for these integrated circuits, which are predominantly used in wireless handsets. Dataquest, in a report dated September 1999, expects that by 2003 the worldwide digital wireless subscriber base will exceed 868 million users, and annual worldwide shipments of digital wireless handsets will reach nearly 415 million units.

   In first generation wireless handsets, integrated circuits used in high frequency, low power applications were generally constructed with silicon-based semiconductors. These integrated circuits, while relatively inexpensive to manufacture, were unable to deliver the performance demanded by wireless handset manufacturers and their customers. This inability led to the development of gallium arsenide products for use in wireless communications. Gallium arsenide is generally regarded as having better performance characteristics than silicon due, in part, to its inherent physical properties that permit gallium arsenide integrated circuits to operate at much higher frequencies than silicon integrated circuits, or operate at the same frequency with lower power consumption. The reduction in system power requirements is particularly important in portable applications, such as wireless handsets, because it extends battery life. The high performance characteristics of gallium arsenide have led to the increased use of gallium arsenide field effect transistors, commonly known as MESFETs, in a wide range of commercial systems.

   Even as device manufacturers are increasingly adopting gallium arsenide field effect transistor technology in the manufacture of high frequency integrated circuits, the industry is calling for even greater performance. Second generation wireless communications products use digital signal processing and generally operate at higher cellular frequencies. Air interface standards in these frequency bands have increased in recent years. These standards, which include Global System Mobile, or GSM, Time Division Multiple Access, or TDMA, and Code Division Multiple Access, or CDMA, provide improved capacity, sound quality and capabilities at cellular and wireless frequency bands, but are incompatible with each other and have fragmented the market for equipment. Suppliers of wireless handsets have begun to offer multi-mode and multi-band wireless handsets that allow users to switch from one high frequency band to another to enable consumers to use wireless handsets across various territories and different interface standards. This new generation of products is significantly more complex than the prior generation and requires certain key features, including:

  . Simpler system design;

  . Support for higher frequencies;

  . Lower power consumption;

  . Improved signal quality; and

  . Wider range of operating temperatures.

 Display Products

   Small form factor displays are used in the consumer electronics industry in products such as camcorders and digital cameras. These industry segments are expected to grow significantly over the next five years:

  . According to a Dataquest report dated June 1999, the annual worldwide factory revenues for camcorders will exceed $7.2 billion by 2003; and

  . International Data Corporation projects that annual worldwide shipments of digital cameras will exceed 22 million units in 2003.

   We also expect that a large market for new wireless communications devices, including third generation wireless handsets and enhanced pagers will develop. In order for this market to develop, advances in wireless communications systems such as greater bandwidth and increased functionality, including real-time wireless data and broadband Internet access, will be necessary. Small form factor displays will be a critical component in the development of advanced wireless communications systems, as these systems must provide high resolution images without compromising the portability of the product. International Data Corporation estimates that annual worldwide production of "smart hand-held devices" which are comprised of hand-held computers/organizers, smart phones and other devices, will exceed 35 million units by 2003, representing almost $17 billion in revenues.

   There are several display technologies currently available. The most commonly used technology in portable applications is based on the traditional liquid crystal display, or LCD, which is now in widespread use in products requiring a solid state monochrome or color display. These displays form an image by either transmitting or blocking light emitted from a source located behind the LCD. The principal LCD technologies are passive and active matrix.

  . Passive Matrix LCD. These displays are primarily used in calculators, watches, pagers and wireless handsets because of their relatively low cost and low power consumption. Their relatively low image quality, slow response time and limited viewing angle, however, make them inadequate for many demanding applications.

  . Active Matrix LCD. These displays are used primarily in laptop computers, instrumentation and projection systems. In contrast to passive matrix LCDs, monochrome active matrix LCDs incorporate a transistor at every pixel location and color active matrix LCDs incorporate three transistors at every pixel location. This arrangement allows each pixel to be turned on and off independently which improves image quality and response time and also provides an improved side-to-side viewing angle of the display. The increased number of transistors required to produce those benefits, however, creates significant drawbacks, particularly in color applications. The high number of transistors used in conventional active matrix LCDs limits achievable pixel density and their relatively high power consumption makes them difficult to use in high information content ultra-portable electronics products.

   The high growth potential for portable communications products can be realized effectively only if these products are able to clearly present to end users the information they wish to access without compromising the size of the product. These products, as well as future models of digital cameras and other consumer electronics, require a miniature, low cost display with low power consumption and sharp monochrome or rich, full color high resolution images. To date, display technologies have not fully addressed these needs due to constraints with respect to size, power consumption, resolution, cost or full color capability.

The Kopin Solution

 HBT Transistor Wafers

   We manufacture our HBT transistor wafers using our proprietary metal organic chemical vapor deposition semiconductor growth techniques. By depositing films of atomic-level thickness on gallium arsenide wafers, we are able to create HBT transistor wafers that consist of a series of material layers which form a vertical transistor. This transistor structure enables the design of integrated circuits in which individual transistors are vertically arranged.


               [Text description of illustration appearing here]

     This illustration is captioned "HBT Transistor Wafer Manufacturing and Applications" utilizing five pictures. The first picture depicts an untreated wafer with the text "Gallium Arsenide Wafer" above the picture and the text "Third Party Supplier" below the picture. The second picture depicts an HBT transistor wafer being showered with sub-atomic particles with an arrow from the left pointing into the HBT transistor wafer with the text "Purchase" on the arrow, the text "Kopin's Proprietary Process" above the picture, the Kopin logo below the picture, and an arrow pointing away from the HBT transistor wafer. The third picture depicts a finished HBT transistor wafer with the text "Finished HBT Transistor wafer" above the picture and an arrow pointing away from the finished HBT transistor wafer and into the fourth picture with the text "Sale" on the arrow. The fourth picture depicts a completed HBT integrated circuit with the text "HBT Integrated Circuit" above the picture and an arrow pointing away from the completed HBT integrated circuit and into the fifth picture. The fifth picture depicts a wireless handset with the text "Product Applications" above the picture. The first, second, and third arrows and the second and third pictures, and the text above and below those pictures is enclosed in a box.

           [End of text description of illustration appearing here]


   The vertical structure of an HBT transistor wafer, as opposed to the horizontal structure of a competing gallium arsenide field effect transistor, offers advantages to an integrated circuit manufacturer:

  . Smaller Size. We believe that integrated circuits fabricated from our HBT transistor wafers can be made smaller than integrated circuits fabricated from gallium arsenide field effect transistors. Smaller size enables more die per wafer, which can increase manufacturing yields and lead to reduced costs.

  . Faster Circuits. We believe that our HBT transistor wafers enable the design of faster integrated circuits than may be designed with gallium arsenide field effect transistors because the effective transistor gate length, or the distance an electron must travel within a transistor, is shorter. The transistor gate length of gallium arsenide field effect transistors is constrained by current optical lithography techniques to approximately 0.2 microns for commercial volumes. We currently manufacture our HBT transistor wafers in commercial volumes with an effective transistor gate length ranging from approximately 0.05 microns to 0.1 microns. We are able to achieve this result because the thickness of the vertical base layer of our HBT transistor wafers determines transistor gate length rather than the limitations of current optical lithography techniques.

   We believe that our HBT transistor wafers also offer the following additional advantages over gallium arsenide field effect transistors:

  . Greater Power Efficiency. Efficiency is a measure of power output as a percentage of battery power consumed by the device. We believe that our HBT transistor wafers are more efficient and use less power to transmit the same output power than comparable gallium arsenide field effect transistors. Increased efficiency can translate into improved battery life and increased talk time.

  . Improved Signal Quality. Power amplifiers within wireless handsets are a key determinant of signal quality. We believe that power amplifiers based on our HBT transistor wafers can amplify signals with reduced distortion, providing increased signal quality. Improved signal quality is important for wireless networks that use digital air interface standards such as Time Division Multiple Access, or TDMA, and Code Division Multiple Access, or CDMA.

  . Less Complexity. Power amplifiers and other integrated circuits based on our HBT transistor wafers run on a single power supply voltage. In contrast, gallium arsenide field effect transistors generally require both a positive and negative power supply, which results in the need to include a negative voltage generator and other additional components or circuitry. As a result, we believe that integrated circuits using our HBT transistor wafers are easier to design, which can translate into reduced component costs and smaller equipment.

 CyberDisplay Products

   Our principal CyberDisplay product is a miniature, 0.24 inch diagonal, high density 320 x 240 resolution color or monochrome active matrix LCD. In contrast to current passive matrix and active matrix LCD approaches, our CyberDisplay products utilize high quality, single crystal silicon-the same high quality silicon used in conventional integrated circuits. This single crystal silicon is not grown on glass; rather, it is first formed on a silicon wafer and then lifted off as a thin film using our proprietary technology. The thin film is patterned into an integrated circuit (including the active matrix, driver circuitry and other logic circuits) in an integrated circuit foundry and transferred to glass, so that the transferred layer is a fully-functional active matrix integrated circuit.


               [Text description of illustration appearing here]

     This illustration is captioned "CyberDisplay Manufacturing Process". It consists of a series of six steps portraying the manufacture of the CyberDisplay product. Each of the six steps is captioned as follows: "1. Prepare silicon wafer", "2. Fabricate integrated circuits", "3. Mount onto glass," "4. Circuits transferred from wafer to glass", "5. Fill with liquid crystal", and "6. Scribe and break into individual displays".

           [End of text description of illustration appearing here]

   Our proprietary technology enables the production of transparent circuits, in contrast to conventional silicon circuits, which are opaque. Our CyberDisplay products' imaging properties are a result of the formation of a liquid crystal layer over the transparent active matrix integrated circuit. We believe that our manufacturing process offers several advantages over conventional active matrix LCD manufacturing approaches with regard to small form factor displays, including:

  . Greater miniaturization;

  . Reduced cost;

  . Higher pixel density;

  . Full color capability; and

  . Lower power consumption.

   Our use of high quality single crystal silicon in the manufacture of our CyberDisplay products offers several performance advantages. High quality silicon enables high speed displays which operate at 180 frames per second, compared to 60 frames per second for most active matrix LCDs. At this higher cycle speed, we are able to produce full color displays without using color filters. Our color CyberDisplay products generate colors by using a backlight composed of three light emitting diodes, commonly known as LEDs, that emit a sequence of red, green and blue light. Each pixel either blocks or transmits the colored light 180 times per second, which allows the generation of color images without using three separate pixels, decreasing the size, weight, and power requirements of the color display. Furthermore, the color pixels are not spatially separated as in conventional active matrix LCDs, resulting in sharper color images.

   Our CyberDisplay products have the additional advantage of being fabricated using conventional silicon integrated circuit lithography processes. These processes enable the manufacture of miniature active matrix circuits, resulting in comparable or higher resolution displays relative to passive and other active matrix displays that are fabricated on glass. Our production partner, United Microelectronics Corporation, or UMC, fabricates integrated circuits for our CyberDisplay products in its foundry in Taiwan. The fabricated wafers are then returned to our facilities, where we lift the integrated circuits off the silicon wafers and transfer them to glass using our proprietary technology. The transferred integrated circuits are then processed and packaged with liquid crystal and assembled into display panels for shipment to customers. This arrangement allows us to benefit from UMC's economies of scale and advanced fabrication processes. We expect that our CyberDisplay products will benefit from further general technological advances in the design and production of integrated circuits and active matrix LCDs, resulting in further improvements in resolution and miniaturization.

   Our CyberDisplay products, when illuminated by a backlight and viewed through a lens, display high resolution video and data images equivalent to viewing a 20 inch diagonal screen from a distance of five feet.


                                   RIDER V
                                   -------

               [Text description of illustration appearing here]

     This illustration is captioned "Viewing a CyberDisplay Product". It consists of, from left to right, a small picture of a human face in profile, dotted lines running from his eye out to a lens, then to the CyberDisplay integrated circuit and blacklight, then finally to a larger picture captioned "Virtual Display".

            [End of text description of illustration appearing here]


Strategy

   Our objective is to be the leading supplier of advanced semiconductor materials and miniature displays that enable our customers to develop and manufacture differentiated communications and consumer electronic devices in high volumes. The critical elements of our strategy include:

  . Increase Our Production Capacity in Response to Increased Demand. We have recently experienced increased demand in both our product lines and anticipate that demand will continue to increase in the future. We will position ourselves to add new customers through substantial increases in production capacity. Sufficient capacity is a key criteria for prospective customers in their vendor selection process. In July 1999, we began the installation of two additional production lines at our HBT transistor wafer facility, and we anticipate adding more production lines that should become fully operational in the first half of 2000. We plan to use a portion of the proceeds of this offering to purchase new equipment and to establish an additional facility to enable us to increase our HBT transistor wafer production capacity. We also plan to establish additional manufacturing capability for our CyberDisplay products to meet the demands of our customers.

  . Increase the Number of Product Designs That Use Our Components. Our goal is to grow sales of our components by increasing the number and type of products into which they are incorporated. Both of our product lines are subject to long design lead-times, and we work closely with our customers to help them design and develop cost-effective products based on our HBT transistor wafer and CyberDisplay products. We use an aggressive pricing strategy as an inducement for manufacturers of consumer electronics and wireless communications products to integrate our CyberDisplay products into their products.

  . Reduce CyberDisplay Production Costs. We intend to reduce our per unit production costs for our CyberDisplay product line. We plan to achieve this primarily through automation and also by investing in additional equipment and utilizing third party vendors in order to increase the volume and speed with which we manufacture our products.

  . Maintain Our Technological Leadership. We believe that our ability to develop innovative products based on our extensive materials science expertise enhances our opportunity to grow within our targeted markets. By continuing to invest in research and development, we are able to add to our expertise in the design of HBT transistor wafers and innovative, high-resolution, miniature flat panel displays. We intend to continue to focus our development efforts on our proprietary HBT transistor wafers and miniature displays.

  . Leverage Integrated Circuit and Display Technologies and Infrastructure.
    We will continue to leverage our use of standard integrated circuit fabrication and LCD packaging technologies to achieve greater production capacity and to reduce capital investment and process development costs. Our use of these technologies allows us to engage third party manufacturers for certain fabrication and packaging of our CyberDisplay products and to rapidly take advantage of new technologies, cost-efficiencies and increased production capabilities of these third party manufacturers. We believe that general technological advances in the design and fabrication of integrated circuits, LCD technology and LCD manufacturing processes will allow us to continue to enhance our CyberDisplay product manufacturing process.

Markets and Customers

 HBT Transistor Wafers

   We develop and manufacture customer and application specific HBT transistor wafers for advanced integrated circuit applications. We believe that we are one of the world's leading suppliers of HBT transistor wafers and currently support volume production of three-inch and four-inch HBT transistor wafers. In addition, we currently provide sample quantities of six-inch HBT transistor wafers to a limited number of customers for evaluation. Our primary HBT transistor wafer product is based on an aluminum gallium arsenide vertical layer structure. We also supply customers with HBT transistor wafers based on an indium gallium phosphide vertical layer structure. We vary our manufacturing process to create customized HBT transistor wafer products for customers. For the years ended December 31, 1996, 1997 and 1998, and for the six months ended July 3, 1999, sales of gallium arsenide products constituted 71%, 92%, 87% and 90% of our product revenues, respectively.

   Using our HBT transistor wafers, our customers have developed gallium arsenide power amplifiers for wireless handsets. At present, our HBT transistor wafers have been used predominantly in Code Division Multiple Access power amplifiers, but we believe that our HBT transistor wafers can be used in, and provide the same benefits to, the Global System Mobile, Time Division Multiple Access and third generation wireless handset standards. In those countries where one uniform standard has not yet been adopted, the diversity of standards requires equipment capable of operating in dual modes and bands. This equipment is likely to require higher performance semiconductor technology such as our HBT transistor wafers.

   In addition to wireless handset power amplifiers, our HBT transistor wafers are also being used in the fabrication of integrated circuits for other applications. In particular, our HBT transistor wafers are also used in high speed fiber optic switching equipment used in broadband Internet data transmission and high speed instrumentation.

   We design our HBT transistor wafers in collaboration with our customers' engineering teams in order to create customized products that meet their specific application needs. Once our HBT transistor wafers have been "designed in" a customer's product, we believe that it would be costly and difficult for that customer to switch to an alternate supplier. Our largest customer for our HBT transistor wafers is Conexant, with which we have collaborated on the manufacturing and development of our HBT transistor wafers and related integrated circuits for several years. Other customers of our gallium arsenide products include Hewlett-Packard, Mitsubishi Electric, Nortel Networks, Northrop Grumman, Raytheon, and Siemens. For the years ended December 31, 1996, 1997 and 1998 and for the six months ended July 3, 1999, sales of gallium arsenide products to Conexant constituted 39%, 63%, 59% and 49% of our total revenues, respectively.

 CyberDisplay Products

   We currently sell our CyberDisplay products to customers either as a single component or together with a lens and backlight as a unit. We provide our CyberDisplay products to JVC for use in two of its CyberCam digital camcorder models and to Mustek for use in digital cameras. In addition, we are actively working with numerous other customers, including IBM and British Telecom, to develop additional and new applications for our CyberDisplay products.

   In order for our CyberDisplay products to function properly in their intended applications, integrated circuit chip sets generally are required. Several companies have designed integrated circuit chip sets to work with our CyberDisplay products. Motorola has designed the integrated circuit chip set currently used with our CyberDisplay product in camcorders. Motorola and other companies are designing other integrated circuit chip sets based on our CyberDisplay products for use in camcorders and other consumer electronics products.

Sales and Marketing

   We principally sell our HBT transistor wafer products directly to integrated circuit manufacturers in the United States, Europe and Asia. We sell our CyberDisplay products directly to original equipment manufacturers and co-market our CyberDisplay products with Motorola on a worldwide basis under the terms of an agreement that it has with us. Sales of our HBT transistor wafers and our CyberDisplay products to customers in Japan are made primarily through a foreign distributor.

   We believe that the technical nature of our products and markets demands a commitment to close relationships with our customers. Our sales and marketing staff, assisted by the technical staff and senior management, visits prospective and existing customers worldwide on a regular basis. We believe that these contacts are vital to the development of a close, long-term working relationship with our customers, and in obtaining regular forecasts, market updates and information regarding technical and market trends. We also participate in industry specific trade shows and conferences.

   Our design and engineering staff is actively involved with a customer during all phases of prototype design and production by providing engineering data, up-to-date product application notes, regular follow-up and technical assistance. In most cases, our technical staff works with each customer in the development stage to identify potential improvements to the design of the customer's product in parallel with the customer's effort. We have established a prototype product design group in Los Gatos, California to assist our CyberDisplay customers to incorporate our products into their own and to reduce the time required to bring end products to the marketplace. This group helps customers accelerate their design process, achieve cost-effective and manufacturable designs, and ensure a smooth transition into high volume production.

Product Development

   We believe that continued introduction of new products in our target markets is essential to our growth. We have assembled a group of highly skilled engineers that work internally as well as with our customers to continue our product development efforts. For the years ended December 31, 1996, 1997 and 1998 and for the six months ended July 3, 1999, we incurred total research and development expenses of $16.5 million, $10.4 million, $9.6 million and $3.3 million, respectively. Research and development expenses related to our internal development programs for our HBT transistor wafers and CyberDisplay products were $9.9 million, $7.6 million, $5.7 million and $1.6 million, respectively. Although research and development expenses have declined as we have shifted from initial product development to application specific engineering, we expect that these expenses will increase in the future.

 Gallium Arsenide Products

   We intend to continue developing HBT transistor wafers and other gallium arsenide products for advanced integrated circuit applications from other compound materials. We are working closely with several of our major customers in the development of the next generation of HBT transistor wafers, primarily by modifying the composition and nature of the vertical transistor structure. In particular, we have developed extensive technology and expertise in the use of indium gallium phosphide as a vertical transistor structure. We believe that indium gallium phosphide HBT transistor wafers are simpler to process than our gallium arsenide HBT transistor wafers and result in greater yields for certain products made by our customers. In 1998, we began commercial shipments of HBT transistor wafers using indium gallium phosphide.

   We are currently manufacturing HBT transistor wafers with a base layer thickness ranging from approximately 0.05 microns to 0.1 microns, and we are developing manufacturing processes to further reduce this thickness. In addition, we are developing manufacturing processes for production of six-inch HBT transistor wafers and are currently providing sample quantities of these wafers to a limited number of customers for evaluation.

 CyberDisplay Products

   Our product development efforts are focused towards continually enhancing the features, functions and manufacturability of our CyberDisplay products. A principal focus of this effort is the improvement of manufacturing processes for very small active matrix pixels, which we will use in succeeding generations of our CyberDisplay products. The pixel size of our current CyberDisplay products is 15 microns and we believe that we can achieve a pixel size of less than 10 microns in commercial production. This pixel size is in contrast to a pixel size of approximately 100 microns in a typical laptop computer display. The resolution of the current commercially available CyberDisplay product is 320 x 240. We have already demonstrated and are providing our customers with samples of 640 x 480 resolution CyberDisplay products in a 0.38 inch diagonal display. In addition, we have demonstrated 1,280 x 1,024 resolution CyberDisplay products in a 0.96 inch diagonal display, as well as 2,560 x 2,048 resolution CyberDisplay products in a 1.5 inch diagonal display and we are working on the commercialization of these products. We are also working on further decreasing the already low power consumption of our CyberDisplay products. Additional display development efforts include further automating our final display assembly processes and increasing the quantity of CyberDisplay active matrix pixel arrays processed on each transistor by further reducing the display size and using increasingly precise manufacturing techniques.

 Funded Research and Development

   We have entered into various development contracts with agencies of the U.S. government. These contracts help support the continued development of our core technologies. We intend to continue to pursue other U.S. government development contracts for applications that relate to our commercial product applications. Our contracts with U.S. government agencies contain certain milestones relating to technology development and may be terminated by the government agencies prior to completion of funding. Our policy is to retain our proprietary rights with respect to the principal commercial applications of our technology. To the extent technology development has been funded by a U.S. federal agency, under applicable U.S. federal laws, the federal agency has the right to obtain a non-exclusive, non-transferable, irrevocable, fully-paid license to practice or have practiced this technology for governmental use. Revenues attributable to research and development contracts for the years ended December 31, 1996, 1997, and 1998, and for the six months ended July 3, 1999 totaled $6.3 million, $3.3 million, $3.7 million, and $1.4 million, respectively.

Competition

 Gallium Arsenide Products

   With respect to our HBT transistor wafers, we presently compete with several companies, including Epitronics, Emcore and Hitachi Cable, as well as integrated circuit manufacturers with in-house transistor growth capabilities, such as TRW, RF Micro Devices, and Fujitsu. We believe that TRW and RF Micro Devices are the only other companies currently producing HBT transistor wafers in commercial quantities, however, we believe they produce these transistor wafers solely for use by RF Micro Devices. In the gallium arsenide HBT transistor wafer market, competition could become increasingly intense as new entrants emerge. The production of gallium arsenide integrated circuits has been and continues to be more costly than the production of silicon integrated circuits. Although we have reduced production costs of our HBT transistor wafers by achieving higher volumes, we cannot assure you that we will be able to continue to decrease production costs. In addition, we believe the costs of producing gallium arsenide integrated circuits by our customers will continue to exceed the costs associated with the production of competing silicon integrated circuits. As a result, we must target markets where these higher costs are justified by their superior performance. Competition in the display field is based on price and performance characteristics, product quality and the ability to deliver products in a timely fashion.

 CyberDisplay Products

   The display market is highly competitive and is currently dominated by large Asian electronics companies including Sharp, Hitachi, Seiko, Toshiba, Sony, NEC, Sanyo and Display Technologies, a joint venture of IBM and Toshiba. The display market consists of multiple segments, each focusing on different end-user applications applying different technologies. Competition in the display field is based on price and performance characteristics, product quality and the ability to deliver products in a timely fashion. The success of our display product offerings will also depend upon the adoption of our CyberDisplay products in the industry as an alternative to traditional active matrix LCDs and upon our ability to compete against other types of well-established display products. We cannot assure you that we will be able to compete against these companies and technologies.

   There are also a number of active matrix LCD and alternative display technologies in development and production. These technologies include LED, reflective, field emission display, plasma, organic light emitting diode and virtual retinal displays, some of which target the high performance small form factor display markets in which our display products are sold. There are many large and small companies that manufacture or have in development products based on these technologies. Our CyberDisplay products will compete with other displays utilizing these and other competing display technologies.

Patents, Proprietary Rights and Licenses

   An important part of our product development strategy is to seek, when appropriate, protection for our products and proprietary technology through the use of various United States and foreign patents and contractual arrangements. We intend to prosecute and defend our proprietary technology aggressively. We own more than 60 issued United States patents and more than 40 pending United States patent applications. Many of these United States patents and applications have counterpart foreign patents, foreign applications or international applications through the Patent Cooperation Treaty. In addition, we are licensed by MIT under 28 issued United States patents, six pending United States patent applications, and some foreign counterparts to these United States patents and applications. Our United States patents expire at various dates through April 2016. The United States patents licensed to us by MIT expire during the period running at various dates through March 2016.

   In 1985, we obtained a license from MIT to certain patents and patent applications directed to device wafers and related technology. The license grants to Kopin a worldwide license to make, have made, use, and sell products covered by the licensed patents for the life of these patents. The license was exclusive with respect to commercial applications until April 22, 1999, and became non-exclusive at that time. In 1995, we obtained an additional license from MIT to certain optical technology. The license grants to Kopin a worldwide license to make, have made, use, lease and sell products covered by the licensed patents until 2007.

   The process of seeking patent protection can be time consuming and expensive and we cannot assure you that patents will issue from currently pending or future applications or that our existing patents or any new patents that may be issued will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us. We may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. Patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific and patent literature lags behind actual discoveries, we cannot be certain that we were the first to conceive of inventions covered by pending patent applications or the first to file patent applications on such inventions. We cannot assure you that our pending patent applications or those of our licensors will result in issued patents or that any issued patents will afford protection against a competitor. In addition, we can not assure you that others will not obtain patents that we would need to license, circumvent or cease manufacturing and sales of products covered by these patents, nor can we be sure that licenses, if needed, would be available to the us on favorable terms, if at all.

   We cannot assure you that foreign intellectual property laws will protect our intellectual property rights or that others will not independently develop similar products, duplicate our products or design around any patents issued to Kopin. Our products might infringe the patent rights of others, whether existing now or in the future. For the same reasons, the products of others could infringe our patent rights. Although we are not aware of any pending or threatened patent litigation against us, we may be notified, from time to time, that we could be or we are infringing certain patents and other intellectual property rights of others. Litigation, which could be very costly or lead to substantial diversion of our resources even if the outcome is favorable, may be necessary to enforce our patents or other intellectual property rights or to defend us against claimed infringement of the rights of others. These problems can be particularly severe in foreign countries. In the event of an adverse ruling in litigation against Kopin for patent infringement, we might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to patents of third parties covering the infringing technology. We cannot assure you that licenses will be obtainable on acceptable terms, or at all, or that damages for infringement will not be assessed or that litigation will not occur. The failure to obtain necessary licenses or other rights or litigation arising out of any such claims could adversely affect our ability to conduct our business as we propose to conduct it.

   We also attempt to protect our proprietary information with contractual arrangements and under trade secret laws. We believe that our future success will depend primarily upon the technical expertise, creative skills and management abilities of our officers and key employees rather than on patent ownership. Kopin employees and consultants generally enter into agreements containing provisions with respect to confidentiality and the assignment of rights to inventions made by them while in our employ. Agreements with consultants generally provide that rights to inventions made by them while consulting for Kopin will be assigned to us unless the assignment of rights is prohibited by the terms of any agreements with their regular employers. Agreements with employees, consultants and collaborators contain provisions intended to further protect the confidentiality of our proprietary information. To date, we have had no experience in enforcing these agreements. We cannot assure you that these agreements will not be breached or that we would have adequate remedies for any breaches. Our trade secrets may not be secure from discovery or independent development by competitors.

Facilities

   We lease separate HBT transistor wafer manufacturing and CyberDisplay product fabrication facilities. Our HBT transistor wafer manufacturing facility is located at our corporate headquarters in Taunton, Massachusetts. The Taunton facility occupies 25,100 square feet, including 6,000 square feet of contiguous environmentally controlled production clean rooms. The Taunton facility is occupied under a lease that expires in October 2002.

   Our CyberDisplay production facility occupies 74,000 square feet in Westborough, Massachusetts, of which 10,000 square feet consist of contiguous environmentally controlled production clean rooms, of which 7,000 square feet are Class 10. We occupy our Westborough facility under a lease that expires in October 2001, with renewable options for up to three additional years at our election.

   In addition to our Massachusetts facilities, we lease a 5,280 square foot design facility in Los Gatos, California for developing prototypes of products incorporating our CyberDisplay product. This facility is occupied under a lease that expires in November 2002.

   Our subsidiary, Kowon Technology, owns two facilities in Kyungii-Do, South Korea, in which it manufactures its optoelectronic products and in which its corporate headquarters is located. These facilities occupy an aggregate of 28,000 square feet.

Government Regulations

   We are subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing process. Although we believe that our activities conform to presently applicable environmental regulations, the failure to comply with present or future regulations could result in fines being imposed on us, suspension of production or a cessation of operations. Any failure on our part to control the use of, or adequately restrict the discharge of, hazardous substances, or otherwise comply with environmental regulations, could subject us to significant future liabilities. In addition, although we believe that our past operations conformed with then applicable environmental laws and regulations, we cannot assure you that we have not in the past violated applicable laws or regulations, which violations could result in remediation or other liabilities. We also cannot assure you that past use or disposal of environmentally sensitive materials in conformity with then existing environmental laws and regulations will protect us from required remediation or other liabilities under current or future environmental laws or regulations.

Investments in Related Businesses

   We have made equity investments in other companies including Kowon, a manufacturer of optoelectronic products located in South Korea, GMT Microelectronics, an integrated circuit manufacturer and foundry, and Kendin Semiconductor, a developer and manufacturer of silicon integrated circuits for high speed data and network communications.

   In 1998 we made a $2.0 million investment in Kowon for which we received a 65% equity interest. We consolidated the 1998 financial statements of Kowon with our financial statements beginning in the second quarter of 1998. Kowon's results of operations are principally denominated in the South Korean won and are subject to exchange rate fluctuations. On July 3, 1999, our investments in GMT and Kendin totaled approximately $1.1 million and $2.5 million, respectively, representing approximately 3.5% and 19.7% of the outstanding equity of each company, respectively. GMT and Kendin are privately held companies. Our investments in GMT and Kendin are carried on our balance sheet at cost. We may from time to time make further equity investments in these and other companies engaged in certain aspects of the display and electronics industries as part of our business strategy. These investments may not provide us with any financial return or other benefit and any losses by these companies or associated losses in our investments may negatively impact our operating results.

Employees

   As of July 3, 1999, we and our subsidiaries employed 183 full-time and 8 part-time individuals. Of these, 15 hold Ph.D. degrees in Material Science, Electrical Engineering or Physics. Our management and professional employees have significant prior experience in semiconductor materials, device transistor and display processing, manufacturing and other related technologies. None of our employees is covered by a collective bargaining agreement. We consider relations with our employees to be good.

Legal Proceedings

   We may become engaged in legal proceedings arising in the ordinary course of business from time to time. We currently are not a party to any material legal proceedings.

                                   MANAGEMENT

   Set forth below is information regarding our directors and executive officers:

          Name          Age              Position with the Company
          ----          --- --------------------------------------------------
 John C.C. Fan.........  55 President and Chief Executive Officer; Chairman of
                            the Board of Directors
 Richard A. Sneider....  39 Treasurer and Chief Financial Officer
 Bor-Yeu Tsaur.........  44 Executive Vice President--Display Operations
 Ronald P. Gale........  49 Chief Technology Officer and Vice President
 Daily S. Hill.........  42 Vice President--Gallium Arsenide Operations
 Glen G. Kephart.......  56 Vice President--Marketing, Display Products
 Matthew J. Micci......  43 Vice President--Sales, Gallium Arsenide Products
 Matthew M. Zavracky...  44 Vice President--Engineering
 David E. Brook(2).....  59 Director and Secretary
 Andrew H. Chapman(1)..  44 Director
 Morton Collins(1).....  63 Director
 Chi-Chia Hsieh........  55 Director
 Michael A. Wall(2)....  71 Director

--------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

   John C.C. Fan, President, Chief Executive Officer, Chairman of the Board of Directors. Dr. Fan, one of our founders, has served as our Chief Executive Officer and Chairman of the Board of Directors since April 1984. He has also served as President of the Company since July 1990. Prior to July 1985, Dr. Fan was Associate Leader of the Electronic Materials Group at MIT Lincoln Laboratory. Dr. Fan is the author of numerous patents and scientific publications. Dr. Fan received a Ph.D. in Applied Physics from Harvard University.

   Richard A. Sneider, Treasurer and Chief Financial Officer. Mr. Sneider has served as our Treasurer and Chief Financial Officer since September 1998. Mr. Sneider is a Certified Public Accountant and was formerly a partner of the international public accounting firm, Deloitte & Touche LLP, where he worked for sixteen years.

   Bor-Yeu Tsaur, Executive Vice President--Display Operations. Dr. Tsaur joined us as Executive Vice President--Display Operations in July 1997. From 1993 to 1997, Dr. Tsaur served as Group Leader, Electronic Material Group, at MIT Lincoln Laboratory. Dr. Tsaur received a Ph.D. in Electrical Engineering from the California Institute of Technology.

   Ronald P. Gale, Chief Technology Officer and Vice President. Dr. Gale became Chief Technology Officer in 1997. Previously, Dr. Gale served as our Vice President in several capacities since July 1985. Dr. Gale received a Ph.D. in Materials Science and Engineering from the Massachusetts Institute of Technology in 1978.

   Daily S. Hill, Vice President--Gallium Arsenide Operations. Mr. Hill has served as Vice President--Gallium Arsenide Operations since July 1997. From December 1995 to June 1997, Mr. Hill served as our Director of Gallium Arsenide Operations. From November 1987 to January 1995, Mr. Hill served as a manager of our HBT transistor wafer product group.

   Glen G. Kephart, Vice President--Marketing Display Products. Mr. Kephart joined us as Vice President, Marketing Display Products in December 1995. Prior to joining us, Mr. Kephart served as General Manager, Conference Products, for Coherent Communications Systems for four years and previously served as a Director of National Distribution for Motorola.

   Matthew J. Micci, Vice President--Sales, Gallium Arsenide Products. Mr. Micci joined us in January 1988 as Regional Director of Sales and became Vice President, Sales in July 1990. Prior to joining us, Mr. Micci worked for ten years for Texas Instruments Semiconductor Group.

   Matthew M. Zavracky, Vice President--Engineering. Mr. Zavracky has served as Vice President--Engineering since July 1997. From 1985 to 1997, Mr. Zavracky served as Director of Engineering.

   David E. Brook, Director and Secretary. Mr. Brook is one of our founders and has served as a Director since 1984. Mr. Brook is the founder and Chairman of the Board of the intellectual property law firm of Hamilton, Brook, Smith & Reynolds, P.C. in Lexington, Massachusetts.

   Andrew H. Chapman, Director. Mr. Chapman has served as one of our Directors since 1985. Mr. Chapman is a founder of MaxComm Technologies, a telecommunications company, and was a director and Executive Vice President of MaxComm from 1998 to 1999, when it was sold to Cisco Systems. From 1994 to 1996, Mr. Chapman was an Executive Vice President of Integrated Network Corporation of which he has also served as a director. During that time, Mr. Chapman was also a founder and co-General Manager of Dagaz Technologies, Integrated Network's Multimedia Business Unit which was sold to Cisco Systems, in 1997. From our formation to 1998, Mr. Chapman was also Managing Director of The Vertical Group, a private investment management company.

   Morton Collins, Director. Mr. Collins has served as one of our Directors since 1985. Mr. Collins has been a General Partner of DSV Partners III, a venture capital limited partnership, since 1981, and a General Partner of DSV Management Ltd. since 1982. Since 1985, DSV Management Ltd. has been the General Partner of DSV Partners IV, a venture capital limited partnership. Mr. Collins is also a director of The Liposome Company, Inc., ThermoTrex Corporation, Thermedics Detection, Inc. and a number of privately held companies.

   Chi-Chia Hsieh, Director. Dr. Hsieh has served as one of our Directors since December 1995. Dr. Hsieh is currently the Vice Chairman and was previously the President of Microelectronics Technology, Inc., a Taiwan corporation publicly traded on the Taiwan Stock Exchange.

   Michael A. Wall, Director. Mr. Wall is one of our founders and has served as a Director since 1984. Mr. Wall is a director and Chairman of Alkermes, Inc. Mr. Wall has founded, been a director of and/or managed numerous high technology firms in the last three decades, including Centocor, Inc. and Flow Laboratories, Inc.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in the underwriting
agreement dated     , 1999, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, CIBC World Markets Corp., Pacific Growth Equities, Inc. and C.E. Unterberg, Towbin are acting as representatives, the following respective numbers of shares of common stock:

                                                                        Number
Underwriter                                                            of Shares
-----------                                                            ---------
Credit Suisse First Boston Corporation................................
CIBC World Markets Corp...............................................
Pacific Growth Equities, Inc..........................................
C.E. Unterberg, Towbin................................................
                                                                       ---------
    Total............................................................. 1,800,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase up to 270,000 additional shares at the offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $      per share. The
underwriters and selling group members may allow a discount of $      per share
on sales to other broker/dealers. After the offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting discounts
 and commissions paid
 by us..................      $              $              $              $
Expenses payable by us..      $              $              $              $

   We have agreed that we will not offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except for:

  . Issuances pursuant to the exercise of employee stock options on this date; and

  . Grants of stock options pursuant to a plan in effect on this date.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

  . In "passive" market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by the Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisers with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby and certain legal matters will be passed on for us by Bingham Dana LLP, Boston, Massachusetts. Certain legal matters will be passed on for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

   The consolidated financial statements and related financial statement schedule as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and incorporated by reference and have been so included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   The statements in this Prospectus under the captions "Risk Factors-We may not be successful in protecting our intellectual property and proprietary rights" and "Business-Patents, Proprietary Rights and Licenses" have been reviewed and approved by Hamilton, Brook, Smith & Reynolds, P.C., patent counsel to Kopin, as experts on such matters, and are included herein in reliance upon that review and approval. David E. Brook, a principal at that firm, is the Secretary and a Director of the Company.

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the Registration Statement, since we have omitted some parts in accordance with the SEC's rules and regulations. For further information about us and the shares being sold in this offering, please refer to the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily a complete description of the provisions of the contract. Copies of the registration statement may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth below.

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the World Wide Web at http://www.sec.gov. Information concerning us is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

   This prospectus is part of a registration statement we filed with the SEC. The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC. We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of this offering.

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

     2. Our Proxy Statement for our 1999 Annual Meeting.

     3. Our Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 1999.

     4. Our Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 1999.

     5. Our Form 8-K filed on September 20, 1999.

   If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct a request for such copies to Investor Relations, 695 Myles Standish Boulevard, Taunton, Massachusetts 02780 or contact us at (508) 824-6696.

                               KOPIN CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Independent Auditors' Report.............................................. F-2
Consolidated Balance Sheets at December 31, 1997 and 1998 and July 3,
 1999..................................................................... F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for
 the years ended
 December 31, 1996, 1997 and 1998 and the six months ended June 27, 1998 and July 3, 1999......................................................... F-4
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1996, 1997 and 1998 and the six months ended July 3, 1999... F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1996, 1997 and 1998 and the six months ended June 27, 1998 and July 3,
 1999..................................................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Kopin Corporation
Taunton, Massachusetts

   We have audited the accompanying consolidated balance sheets of Kopin Corporation and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kopin Corporation and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Boston, Massachusetts
February 16, 1999

                               KOPIN CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                              December 31,
                                        --------------------------    July 3,
                                            1997          1998          1999
                                        ------------  ------------  ------------
                                                                    (Unaudited)
                ASSETS
 Current assets:
   Cash and equivalents...............  $ 14,425,400  $ 30,807,335  $ 20,218,858
   Marketable securities..............     4,620,884     6,000,883     7,719,405
   Accounts receivable, net of
    allowance of $152,700, $150,800,
    and $150,000
     Billed...........................     3,209,482     2,743,211     7,254,603
     Unbilled.........................     1,091,806       910,787       662,325
   Inventory..........................     2,720,843     3,337,178     5,138,972
   Prepaid expenses and other current
    assets............................       798,867       743,069     1,223,218
                                        ------------  ------------  ------------
       Total current assets...........    26,867,282    44,542,463    42,217,381
                                        ------------  ------------  ------------
 Equipment and improvements:
   Equipment..........................    22,954,885    24,953,456    26,118,659
   Leasehold improvements.............       772,717       808,884       808,884
   Furniture and fixtures.............       331,955       426,084       433,113
   Equipment under construction.......     1,904,198        25,131     4,825,157
                                        ------------  ------------  ------------
                                          25,963,755    26,213,555    32,185,813
   Accumulated depreciation and
    amortization......................    14,869,251    16,867,698    18,619,918
                                        ------------  ------------  ------------
                                          11,094,504     9,345,857    13,565,895
                                        ------------  ------------  ------------
 Other assets.........................     3,372,692     6,173,153     6,272,441
 Intangible assets....................     2,059,918     1,844,148     1,837,957
                                        ------------  ------------  ------------
 TOTAL ASSETS.........................  $ 43,394,396  $ 61,905,621  $ 63,893,674
                                        ============  ============  ============
 LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
   Note payable.......................  $    450,000  $        --   $        --
   Accounts payable...................     2,683,671     1,728,596     3,213,865
   Accrued payroll and expenses.......       725,187     1,455,640     1,489,544
   Current portion of long-term
    obligations.......................     1,542,818     1,999,494     1,792,631
                                        ------------  ------------  ------------
       Total current liabilities......     5,401,676     5,183,730     6,496,040
                                        ------------  ------------  ------------
 Deferred rent........................       165,166           --            --
 Long-term obligations, less current
  portion.............................     1,958,968     4,209,474     3,241,000
 Minority interest....................           --        665,994       718,947
 Commitments
 Stockholders' equity:
   Preferred stock, par value $.01 per
    share; authorized, 3,000 shares;
    none issued and outstanding.......           --            --            --
   Common stock, par value $.01 per
    share; authorized, 20,000,000
    shares; issued, 11,122,193 shares
    in 1997, 12,268,561 shares in 1998
    and 12,482,694 in 1999............       111,221       122,686       124,827
   Additional paid-in capital.........    90,514,233   108,954,779   110,123,445
   Deferred compensation..............      (231,955)     (165,055)     (137,545)
   Accumulated other comprehensive
    income ...........................        (6,001)      420,812       461,369
   Deficit............................   (54,518,912)  (57,486,799)  (57,134,409)
                                        ------------  ------------  ------------
       Total stockholders' equity.....    35,868,586    51,846,423    53,437,687
                                        ------------  ------------  ------------
 TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY..............................  $ 43,394,396  $ 61,905,621  $ 63,893,674
                                        ============  ============  ============

                See notes to consolidated financial statements.

                               KOPIN CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                               Years Ended December 31,             Six Months Ended
                         --------------------------------------  ------------------------
                                                                  June 27,      July 3,
                             1996         1997         1998         1998         1999
                         ------------  -----------  -----------  -----------  -----------
                                                                 (Unaudited)  (Unaudited)
Revenues:
  Product revenues...... $ 11,727,081  $13,110,044  $23,225,415  $10,327,579  $13,911,064
  Research and
   development
   revenues.............    6,291,172    3,282,974    3,679,582    1,822,905    1,432,933
                         ------------  -----------  -----------  -----------  -----------
                           18,018,253   16,393,018   26,904,997   12,150,484   15,343,997
                         ------------  -----------  -----------  -----------  -----------
Costs and expenses:
  Cost of product
   revenues.............    9,488,702    8,636,199   15,509,316    6,234,865    9,821,482
  Research and
   development-funded
   programs.............    6,591,016    2,801,671    3,953,875    2,316,150    1,748,765
  Research and
   development-
   internal.............    9,876,082    7,622,614    5,659,362    2,743,071    1,598,049
  Selling, general and
   administrative.......    7,070,275    4,292,383    4,014,862    2,126,127    2,343,997
  Other.................      597,943      327,102      384,349      187,630      179,275
  Write-down of
   subsidiary assets....    3,900,000          --           --           --           --
  Impairment charge.....    4,990,412          --     1,800,000          --           --
                         ------------  -----------  -----------  -----------  -----------
                           42,514,430   23,679,969   31,321,764   13,607,843   15,691,568
                         ------------  -----------  -----------  -----------  -----------
Loss from operations....  (24,496,177)  (7,286,951)  (4,416,767)  (1,457,359)    (347,571)
Other income and
 expense:
  Interest and other
   income...............    2,013,642    1,264,052    2,043,886      927,584      941,636
  Interest expense......     (337,418)    (234,870)    (535,783)    (256,159)    (216,160)
                         ------------  -----------  -----------  -----------  -----------
Income (loss) before
 minority interest......  (22,819,953)  (6,257,769)  (2,908,664)    (785,934)     377,905
Minority interest in
 (income) loss of
 subsidiary.............    1,223,589          --       (59,223)         --       (25,515)
                         ------------  -----------  -----------  -----------  -----------
Net income (loss)....... $(21,596,364) $(6,257,769) $(2,967,887) $  (785,934) $   352,390
                         ============  ===========  ===========  ===========  ===========
Net income (loss) per
 share--
 basic and diluted...... $      (1.98) $     (0.57) $     (0.25) $     (0.07) $      0.03
                         ============  ===========  ===========  ===========  ===========
Weighted average number
 of common shares
 outstanding:
  Basic.................   10,921,138   11,010,160   12,068,478   11,915,323   12,411,882
  Diluted...............   10,921,138   11,010,160   12,068,478   11,915,323   13,144,102

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)


                               Years Ended December 31,             Six Months Ended
                         --------------------------------------  ------------------------
                                                                  June 27,      July 3,
                             1996         1997         1998         1998         1999
                         ------------  -----------  -----------  -----------  -----------
                                                                 (Unaudited)  (Unaudited)
Net income (loss)....... $(21,596,364) $(6,257,769) $(2,967,887) $  (785,934) $   352,390
Foreign currency
 translation
 adjustments............          --           --       414,492      185,547       50,955
Unrealized gain (loss)
 on marketable
 securities, net........      (92,250)     (50,934)      12,321        6,001      (10,398)
                         ------------  -----------  -----------  -----------  -----------
Comprehensive income
 (loss)................. $(21,688,614) $(6,308,703) $(2,541,074) $  (594,386) $   392,947
                         ============  ===========  ===========  ===========  ===========


                See notes to consolidated financial statements.

                               KOPIN CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                        Accumulated
                            Common Stock      Additional                   Other
                         -------------------   Paid-in      Deferred   Comprehensive
                           Shares    Amount    Capital    Compensation Income (Loss)   Deficit        Total
                         ---------- -------- ------------ ------------ ------------- ------------  ------------
Balance, January 1,
 1996................... 10,915,019 $109,150 $ 88,355,145  $ (94,482)    $137,183    $(26,664,779) $ 61,842,217
 Exercise of stock
  options...............     16,389      164       50,306        --           --              --         50,470
 Compensation relating
  to grant of stock
  options...............        --       --       200,000   (200,000)         --              --            --
 Amortization of
  compensation relating
  to grant of stock
  options...............        --       --           --      66,776          --              --         66,776
 Net unrealized loss on
  marketable
  securities............        --       --           --         --       (92,250)            --        (92,250)
 Net loss...............        --       --           --         --           --      (21,596,364)  (21,596,364)
                         ---------- -------- ------------  ---------     --------    ------------  ------------
Balance, December 31,
 1996................... 10,931,408  109,314   88,605,451   (227,706)      44,933     (48,261,143)   40,270,849
 Exercise of stock
  options...............    190,735    1,907    1,828,676        --           --              --      1,830,583
 Compensation relating
  to grant of stock
  options...............        --       --        80,106    (80,106)         --              --            --
 Amortization of
  compensation relating
  to grant of stock
  options...............        --       --           --      75,857          --              --         75,857
 Net unrealized loss on
  marketable
  securities............        --       --           --         --       (50,934)            --        (50,934)
 Net loss...............        --       --           --         --           --       (6,257,769)   (6,257,769)
                         ---------- -------- ------------  ---------     --------    ------------  ------------  ---
Balance, December 31,
 1997................... 11,122,143  111,221   90,514,233   (231,955)      (6,001)    (54,518,912)   35,868,586
 Issuance of common
  stock, net of issuance
  costs of $1,829,000...  1,000,000   10,000   17,161,418        --           --              --     17,171,418
 Exercise of stock
  options...............    146,418    1,465    1,279,128        --           --              --      1,280,593
 Amortization of
  compensation relating
  to grant of stock
  options...............        --       --           --      66,900          --              --         66,900
 Net unrealized gain on
  marketable
  securities............        --       --           --         --        12,321             --         12,321
 Foreign currency
  translation
  adjustments...........        --       --           --         --       414,492             --        414,492
 Net loss...............        --       --           --         --           --       (2,967,887)   (2,967,887)
                         ---------- -------- ------------  ---------     --------    ------------  ------------
Balance, December 31,
 1998................... 12,268,561  122,686  108,954,779   (165,055)     420,812     (57,486,799)   51,846,423
 Exercise of stock
  options (unaudited)...    214,133    2,141    1,168,666        --           --              --      1,170,807
 Amortization of
  compensation relating
  to grant of stock
  options (unaudited)...        --       --           --      27,510          --              --         27,510
 Net unrealized loss on
  marketable securities
  (unaudited)...........        --       --           --         --       (10,398)            --        (10,398)
 Foreign currency
  translation
  adjustments
  (unaudited)...........        --       --           --         --        50,955             --         50,955
 Net income
  (unaudited)...........        --       --           --         --           --          352,390       352,390
                         ---------- -------- ------------  ---------     --------    ------------  ------------
Balance, July 3, 1999
 (unaudited)............ 12,482,694 $124,827 $110,123,445  $(137,545)    $461,369    $(57,134,409) $ 53,437,687
                         ========== ======== ============  =========     ========    ============  ============

                See notes to consolidated financial statements.

                               KOPIN CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                Years Ended December 31,              Six Months Ended
                          --------------------------------------  -------------------------
                                                                   June 27,      July 3,
                              1996         1997         1998         1998          1999
                          ------------  -----------  -----------  -----------  ------------
                                                                  (Unaudited)  (Unaudited)
Cash flows from
 operating activities:
 Net income (loss)......  $(21,596,364) $(6,257,769) $(2,967,887) $  (785,934) $    352,390
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by (used in)
  operating activities:
 Depreciation and
  amortization..........     3,499,881    3,512,272    4,275,202    2,047,303     1,916,113
 Write-down of
  subsidiary assets.....     3,900,000          --           --           --            --
 Amortization of
  compensation relating
  to grant of stock
  options...............        66,776       75,857       66,900       33,450        27,510
 Impairment charge......     4,990,412          --     1,800,000          --            --
 Decrease in unearned
  revenue...............       (92,004)     (80,484)         --           --            --
 Decrease in deferred
  rent..................        (7,667)    (216,000)    (165,166)    (165,166)          --
 Minority interest in
  income (loss) of
  subsidiary............    (1,223,589)         --        59,223          --         25,515
 Changes in assets and
  liabilities:
  Accounts receivable...      (558,326)   1,754,988      682,103      649,970    (4,251,666)
  Inventory.............     1,480,547       (7,875)    (594,151)    (595,020)   (1,792,579)
  Prepaid expenses and
   other current
   assets...............      (126,536)     458,914       63,114      (79,287)     (477,584)
  Intangible assets.....    (1,679,221)    (501,677)    (509,175)    (235,399)     (169,609)
  Accounts payable and
   accrued expenses.....    (1,439,270)  (4,233,891)    (372,105)     119,639     1,514,468
                          ------------  -----------  -----------  -----------  ------------
   Net cash provided by
    (used in) operating
    activities..........   (12,785,361)  (5,495,665)   2,338,058      989,556    (2,855,442)
                          ------------  -----------  -----------  -----------  ------------
Cash flows from
 investing activities:
 Marketable securities..     6,625,889    5,888,997   (1,367,678)   3,126,885    (1,728,920)
 Other assets...........       476,185     (410,543)  (2,799,751)    (982,170)      (99,077)
 Capital expenditures...    (3,779,919)  (3,555,266)  (2,945,784)  (2,761,651)   (5,922,168)
                          ------------  -----------  -----------  -----------  ------------
   Net cash provided by
    (used in) investing
    activities..........     3,322,155    1,923,188   (7,113,213)    (616,936)   (7,750,165)
                          ------------  -----------  -----------  -----------  ------------
Cash flows from
 financing activities:
 Net proceeds from
  issuance of common
  stock.................           --           --    17,171,418   17,171,418           --
 Net proceeds from
  issuance of subsidiary
  stock.................     1,800,000          --       383,583      582,981           --
 Principal payments on
  long-term
  obligations...........      (924,421)  (1,553,829)  (2,292,818)  (1,012,049)   (1,175,337)
 Proceeds from long-term
  obligations...........     2,830,425    1,259,832    5,000,000    5,000,000           --
 Proceeds from note
  payable...............       500,000      450,000          --           --            --
 Principal payment on
  note payable..........    (3,000,000)    (500,000)    (450,000)    (450,000)          --
 Proceeds from exercise
  of stock options......        50,470    1,830,583    1,280,593      498,731     1,170,807
                          ------------  -----------  -----------  -----------  ------------
   Net cash provided by
    (used in) financing
    activities..........     1,256,474    1,486,586   21,092,776   21,791,081        (4,530)
                          ------------  -----------  -----------  -----------  ------------
Effect of exchange rate
 changes on cash........           --           --        64,314       (2,662)       21,660
                          ------------  -----------  -----------  -----------  ------------
Net increase (decrease)
 in cash and
 equivalents............    (8,206,732)  (2,085,891)  16,381,935   22,161,039   (10,588,477)
Cash and equivalents:
 Beginning of period....    24,718,023   16,511,291   14,425,400   14,425,400    30,807,335
                          ------------  -----------  -----------  -----------  ------------
 End of period..........  $ 16,511,291  $14,425,400  $30,807,335  $36,586,439  $ 20,218,858
                          ============  ===========  ===========  ===========  ============
Supplementary cash flow
 information--Interest
 paid in cash...........  $    328,824  $   229,328  $   501,691  $   191,651  $    235,547

                See notes to consolidated financial statements.

                               KOPIN CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (Information as of July 3, 1999 and for the six months ended June 27, 1998 and
                           July 3, 1999 is unaudited)

1. Summary of Significant Accounting Policies

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates included within the financial statements include net realizable value of subsidiary assets, sales return reserves, warranty reserves, inventory reserves, allowances for doubtful accounts and the economic life of intangible assets.

   References herein to "1996", "1997", "1998" and "1999" are for and as of the fiscal years ended December 31, 1996, 1997 and 1998 and the six months ended July 3, 1999, respectively.

 Industry Segment

   Kopin Corporation and its subsidiaries (the "Company") operate in one industry segment which includes the development, manufacture and sale of flat panel display devices and products and gallium arsenide transistor wafers and products for commercial and consumer markets, and the performance of related research and development under contracts.

 Principles of Consolidation

   The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary and Kowon Technology Co., Ltd., a majority owned (65%) subsidiary located in Korea. All intercompany transactions and balances have been eliminated. From 1994 through 1996, the Company made equity investments in Forte Technologies, Inc. ("Forte"). In May 1995, the Company obtained a controlling interest in Forte and consolidated the financial statements of Forte with those of the Company through December 31, 1996.

 Revenue Recognition

   Product revenue is recognized when a product is shipped or when a service is performed. For certain of its products, the Company provides customers with a twelve-month warranty from the date of sale. Estimated sales return and warranty reserves are provided at the time of sale based upon historical and anticipated warranty costs.

   Revenue from long-term research and development contracts is recognized on the percentage-of-completion method of accounting as work is performed, based upon the ratio that incurred costs or hours bear to estimated total completion cost or hours. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the financial statements. Amounts earned on contracts in progress in excess of the billings of such contracts are classified as unbilled receivables and amounts received in excess of amounts earned are classified as unearned revenue. Unbilled receivables primarily result from the time necessary to accumulate costs, including costs incurred by subcontractors, for invoice preparation after the work has been performed by the Company. Unbilled receivables are billed based on dates stipulated in the related agreement or in periodic installments based upon the Company's monthly invoicing cycle.

 Research and Development Costs

   Research and development expenses include expenses incurred in support of internal development programs and programs funded by agencies of the federal government, including development programs for

                               KOPIN CORPORATION

                  (Information as of July 3, 1999 and for the six months ended June 27, 1998 and July 3, 1999 is unaudited)

display devices and products, device wafers, circuit design costs, staffing, purchases of materials and laboratory supplies, and fabrication and packaging of the Company's display products.

 Cash and Equivalents and Marketable Securities

   The Company considers all highly liquid, short-term debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

   Marketable securities consist primarily of commercial paper, medium-term notes, and United States government and agency securities. Under Statement of Financial Accounting Standards ("SFAS") No. 115, the Company classifies marketable securities included in Current Assets as "available for sale" and accordingly carries them at market value. Marketable securities included in Other Assets are classified as "held to maturity" and carried at cost as the Company has the ability and intent to hold them until maturity. From time to time, the Company sells marketable securities for working capital, capital expenditure and investment purposes. Substantially all the marketable securities mature within one year. Gross unrealized holding gains or losses are recorded in other comprehensive income.

 Investments in marketable securities are as follows:

                                  Amortized Cost                   Unrealized Gains
                         --------------------------------- ---------------------------------
                             December 31,                      December 31,
                         ---------------------   July 3,   ---------------------   July 3,
                            1997       1998       1999        1997       1998       1999
                         ---------- ---------- ----------- ---------- ---------- -----------
                                               (unaudited)                       (unaudited)
Available for sale
 securities:
  U.S. government and
   agency securities.... $2,585,254 $5,001,073 $7,723,483  $      --  $    5,710     $  --
  Corporate debt
   securities...........  2,041,631    993,490        --          983        610        --
                         ---------- ---------- ----------  ---------- ---------- ----------
    Total available for
     sale securities.... $4,626,885 $5,994,563 $7,723,483  $      983 $    6,320     $  --
                         ========== ========== ==========  ========== ========== ==========

                                 Unrealized Losses                    Fair Value
                         --------------------------------- ---------------------------------
                             December 31,                      December 31,
                         ---------------------   July 3,   ---------------------   July 3,
                            1997       1998       1999        1997       1998       1999
                         ---------- ---------- ----------- ---------- ---------- -----------
                                               (unaudited)                       (unaudited)
Available for sale
 securities:
  U.S. government and
   agency securities.... $      751 $      --  $    4,078  $2,584,503 $5,006,783 $7,719,405
  Corporate debt
   securities...........      6,233        --         --    2,036,381    994,100        --
                         ---------- ---------- ----------  ---------- ---------- ----------
    Total available for
     sale securities.... $    6,984 $      --  $    4,078  $4,620,884 $6,000,883 $7,719,405
                         ========== ========== ==========  ========== ========== ==========

   The gross gains and losses realized related to sales of marketable securities were not material. Kopin uses the specific identification method as a basis for determining cost and calculating realized gains or losses.

                               KOPIN CORPORATION

                  (Information as of July 3, 1999 and for the six months ended June 27, 1998 and July 3, 1999 is unaudited)


 Inventory

   Inventory is stated at the lower of cost (first-in, first-out method) or market, and consists of the following:

                                                  1997       1998       1999
                                               ---------- ---------- -----------
                                                                     (Unaudited)
Raw materials................................. $1,172,913 $2,672,230 $4,091,136
Work in process...............................  1,529,463    333,996    634,765
Finished goods................................     18,467    330,952    413,071
                                               ---------- ---------- ----------
                                               $2,720,843 $3,337,178 $5,138,972
                                               ========== ========== ==========

 Equipment and Improvements

   Equipment and improvements are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated lives of the assets, generally 3 to 10 years, or, in the case of leasehold improvements and leased equipment, over the term of the lease.

 Intangible Assets

   Amortization of intangible assets is on a straight-line basis over the estimated useful lives.

 Foreign Currency Translation

   Assets and liabilities of non-U.S. operations are translated into U.S. dollars at year end exchange rates, and revenues and expenses at rates prevailing during the year. Resulting translation adjustments are accumulated as part of other comprehensive income and aggregate $414,492 of unrealized gain at December 31, 1998. Transaction gains or losses are recognized in income or loss currently.

 Net Income (Loss) Per Share

   Basic income (loss) per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income
(loss) per share is computed using the weighted average number of common shares and potential common shares outstanding during the period using the treasury method. Potential common shares have not been included in any periods in which the effect would be anti-dilutive. Had the impact of stock options, using the treasury stock method, been included in the computation, weighted average shares would have increased by approximately 214,000, 678,000 and 967,000, for the years ended December 31, 1996, 1997 and 1998, respectively.

 Concentration of Credit Risk

   The Company invests its excess cash in high quality government and corporate financial instruments which bear minimal risk. The Company sells its products to customers worldwide. The Company maintains a reserve for potential credit losses and such losses have been minimal.

 Fair Market Value of Financial Instruments

   Financial instruments consist of current assets (except inventories), current liabilities and long-term obligations. Current assets and current liabilities are carried at cost which approximates fair market value. Long-term obligations are stated at cost which approximates fair market value.

                               KOPIN CORPORATION

                  (Information as of July 3, 1999 and for the six months ended June 27, 1998 and July 3, 1999 is unaudited)


 Impairment Charge

   The Company periodically assesses the recoverability of its long-lived assets by comparing the undiscounted cash flows expected to be generated by those assets to their carrying value. If the sum of the undiscounted cash flows is less than the carrying value of the assets, an impairment charge is recognized.

   In January 1996, the Company recorded an impairment charge of $4,990,000 which consisted primarily of the expensing of previously capitalized patent infringement legal costs and the write-down of purchased technology, prepaid license fees, certain patents and equipment. In December 1998, due to the modification of certain manufacturing processes, the Company recorded an impairment charge of $1,800,000 which consisted of the write-down of certain patents and equipment. The $4,990,000 and $1,800,000 represented the amounts that the carrying value of the assets exceeded their fair market value. The fair market value of the assets was determined based on valuation techniques utilizing the present value of estimated expected future cash flows.

 Stock-Based Compensation

   Compensation cost associated with the grant of options and other stock awards to employees is determined using the intrinsic value method. Compensation cost associated with the grant of options and other stock awards to non-employees is determined using the fair value method.

 Unaudited Interim Information

   The results of operations and cash flows for the six-month periods ended June 27, 1998 and July 3, 1999 are unaudited and are not necessarily indicative of results which would be expected for a full year. In the opinion of management, the financial statements for the unaudited periods presented include all adjustments necessary for a fair presentation in accordance with generally accepted accounting principles, consisting solely of normal recurring accruals and adjustments.

 Reclassifications

   Certain reclassifications have been made to the December 31, 1996 amounts to conform to the 1998 presentation. The reclassifications consisted of presenting interest income, other income and interest expense as Other Income and Expense. In addition, previously reported research and development expense has been separated into research and development-funded programs and research and development-internal.

2. Other Assets

   Other assets consist primarily of equity investments in various companies and notes receivable. Equity investments are non-marketable and are carried at cost and aggregate $2,693,000 and $4,695,000 at December 31, 1997 and 1998, respectively. The Company periodically assesses possible impairment of these investments. Notes receivable bear interest at rates ranging from 6% to 10% and are due in varying installments through August, 2003.

                               KOPIN CORPORATION

                  (Information as of July 3, 1999 and for the six months ended June 27, 1998 and July 3, 1999 is unaudited)


3. Intangible Assets

   Intangible assets consist of the following:

                          Estimated Useful
                            Life (years)      1997         1998         1999
                          ---------------- -----------  -----------  -----------
                                                                     (Unaudited)
Patents and application
 fees...................          10       $ 2,316,376  $ 2,096,406  $ 2,261,015
Licenses................        5-12           935,207      987,714      992,714
                                           -----------  -----------  -----------
                                             3,251,583    3,084,120    3,253,729
Less accumulated amorti-
 zation.................                    (1,191,665)  (1,239,972)  (1,415,772)
                                           -----------  -----------  -----------
                                           $ 2,059,918  $ 1,844,148  $ 1,837,957
                                           ===========  ===========  ===========

4. Investment in Forte Technologies, Inc.

   Forte was founded in July 1994. From October 1994 through December 31, 1996, Kopin made a series of equity investments in Forte resulting in an equity ownership of 59% at December 31, 1996. As a result of declining sales and results of operations at Forte, the Company recorded, in the fourth quarter of 1996, write-downs of Forte's accounts receivable of $561,000, inventory of $1,848,000, equipment, improvements and other of $823,000 and its remaining investment of $668,000 in Forte, totaling $3,900,000.

   On March 7, 1997, Forte filed a voluntary petition seeking protection from its creditors under Chapter 11 of the United States Bankruptcy Code. In conjunction with the filing, the Company's representatives resigned from Forte's board of directors. As a result of the Chapter 11 filing, subsequent to March 7, 1997, the Company no longer consolidates the results of operations or assets and liabilities of Forte.

5. Income Taxes

   As of December 31, 1998, the Company has available for tax reporting purposes, federal net operating loss and general business tax credit carryforwards of approximately $45,000,000 and $595,000, respectively, expiring through 2013. To date, no financial statement benefit has been recognized for these losses and credits as realization does not appear more likely than not.

                               KOPIN CORPORATION

                  (Information as of July 3, 1999 and for the six months ended June 27, 1998 and July 3, 1999 is unaudited)


   Deferred taxes are provided to recognize the effect of temporary differences between tax and financial reporting. Deferred income tax assets and liabilities consist of the following:

                                                         1997          1998
                                                     ------------  ------------
   Deferred tax assets:
     Net operating loss carryforward................ $ 20,910,000  $ 18,450,000
     Research and development expenses..............          --      2,200,000
     Amortization of intangible assets..............      342,500       315,000
     Deferred rent..................................       67,700           --
     Other..........................................      317,000       300,000
                                                     ------------  ------------
                                                       21,637,200    21,265,000
                                                     ------------  ------------
   Deferred tax liabilities:
     Patent costs...................................      950,000       850,000
     Depreciation...................................    1,146,000     1,200,000
                                                     ------------  ------------
                                                        2,096,000     2,050,000
                                                     ------------  ------------
     Net deferred tax assets........................   19,541,200    19,215,000
     Valuation allowance............................  (19,541,200)  (19,215,000)
                                                     ------------  ------------
                                                     $        --   $        --
                                                     ============  ============

6. Note Payable and Long-Term Obligations

   In 1997, the Company entered into a $450,000 demand note payable with a bank bearing interest at 0.75% above prime, or 9.25% at December 31, 1997. The note was repaid in 1998.

   Long-term obligations consist of the following:

                                           1997         1998         1999
                                        -----------  -----------  -----------
                                                                  (unaudited)
   Secured term note................... $       --   $ 4,250,000  $ 3,750,000
   5.625% equipment promissory note....     989,915      339,272          --
   Capital lease obligations--
    equipment..........................   2,181,086    1,593,200    1,283,631
   8.19% equipment promissory note.....     330,785       26,496          --
                                        -----------  -----------  -----------
                                          3,501,786    6,208,968    5,033,631
   Less current portion................  (1,542,818)  (1,999,494)  (1,792,631)
                                        -----------  -----------  -----------
                                        $ 1,958,968  $ 4,209,474  $ 3,241,000
                                        ===========  ===========  ===========

   In March 1998, the Company entered into a $5,000,000 secured term note which requires the Company to make quarterly principal payments of $250,000 plus interest at a floating rate based upon LIBOR, 7.56% at December 31, 1998. This term note is secured by the Company's accounts receivable.

   The 5.625% equipment promissory note required monthly payments of principal and interest totaling $57,477 through June 1999. The loan obligation was specifically collateralized by the equipment financed under the agreement and certain marketable securities. These securities are shown as other assets on the Company's balance sheet, since they are not available for working capital purposes.

                               KOPIN CORPORATION

                  (Information as of July 3, 1999 and for the six months ended June 27, 1998 and July 3, 1999 is unaudited)


   The equipment capital lease obligations require monthly payments of approximately $63,500 through June 2000, decreasing to approximately $32,500 thereafter until June 2001. Early termination and equipment purchase options may be exercised in December 1999 and December 2000, respectively, for the outstanding capital lease obligations. The capital lease obligations are collateralized by equipment with a carrying value of $1,941,274 at December 31, 1998.

   The 8.19% equipment promissory note requires monthly payments of principal and interest totaling $26,680 through January 1999. The loan obligations are collateralized by the equipment financed under the agreements.

   The aggregate maturities of long-term obligations, including capital lease obligations, as of December 31, 1998 are as follows:

   Year ending December 31,                                           Amount
   ------------------------                                         -----------
      1999......................................................... $ 2,133,968
      2000.........................................................   1,692,445
      2001.........................................................   1,317,100
      2002.........................................................   1,250,000
      2003.........................................................         --
                                                                    -----------
   Less:                                                              6,393,513
     Amounts representing interest.................................    (184,545)
     Current portion of long-term obligations......................  (1,999,494)
                                                                    -----------
                                                                    $ 4,209,474
                                                                    ===========

8. Stockholders' Equity

   In February 1998, the Company completed a public offering of 2,000,000 shares of common stock at a price of $19.00 per share. Of the total shares sold, 1,000,000 shares were sold by the Company and the other 1,000,000 shares were sold by a shareholder. Net proceeds to the Company totaled approximately $17,171,000.

9. Stock Options

   The Company's 1992 Stock Option Plan permits the granting of both nonqualified stock options and incentive stock options. The plan covers 3,250,000 shares of common stock (including shares issued upon exercise of options granted pursuant the 1985 Plan). The option price of incentive stock options shall not be less than 100% of the fair market value of the stock at the date of grant, or in the case of certain incentive stock options, at 110% of the fair market value at the time of the grant. Options must be exercised within a ten-year period or sooner if so specified within the option agreement. Options granted generally vest over four years.

   In 1994, the Company adopted the Director Stock Option Plan, which provides for the automatic granting, pursuant to a formula, of nonqualified stock options to the Company's non-employee directors. A maximum of 175,000 shares are issuable under the plan.

   During 1996, a total of 573,500 outstanding options were cancelled in exchange for the grant of 516,150 options with an exercise price equal to the fair market value of the common stock on the date of grant of $8.25 per share. These options vest over four years.

                               KOPIN CORPORATION

                  (Information as of July 3, 1999 and for the six months ended June 27, 1998 and July 3, 1999 is unaudited)


   For certain options granted, the Company recognizes as compensation expense the excess of the fair market value of the common shares issuable upon exercise of such options over the aggregate exercise price of such options. This compensation expense is amortized ratably over the vesting period of each option. For the year ended December 31, 1998, such compensation expense of $66,900 was recorded and will aggregate to $165,055 over the remaining terms of the options. At July 3, 1999 the Company has available 455,995 shares of common stock for future grant under its stock option plans. A summary of option activity is as follows:

                                 1996                1997                1998                1999
                          ------------------- ------------------- ------------------- -------------------
                                     Weighted            Weighted            Weighted            Weighted
                                     Average             Average             Average             Average
                                     Exercise            Exercise            Exercise            Exercise
                           Shares     Price    Shares     Price    Shares     Price    Shares     Price
                          ---------  -------- ---------  -------- ---------  -------- ---------  --------
Balances, beginning of
 period.................  1,560,326   $12.38  1,807,966   $10.47  2,211,647   $11.66  2,244,338   $11.95
  Options granted.......  1,126,750     9.09    683,650    14.31    323,725    13.16     63,900    17.96
  Options cancelled.....   (862,721)   12.47    (89,234)   11.07   (144,616)   13.03        --       --
  Options exercised.....    (16,389)    3.09   (190,735)    9.60   (146,418)   10.05   (321,739)    7.96
                          ---------           ---------           ---------           ---------
Balance, end of period..  1,807,966   $10.47  2,211,647   $11.66  2,244,338   $11.95  1,986,499   $12.32
                          =========           =========           =========           =========
Exercisable, end of
 period.................    587,000             967,000           1,502,933           1,171,594
                          =========           =========           =========           =========

   Of the 2,244,338 options outstanding at December 31, 1998, 446,516 have exercise prices between $1.00 and $9.00, with a weighted average exercise price of $7.89 and a weighted average remaining contractual life of 7.4 years. Of these options, 381,174 are exercisable at a weighted average price of $8.11. An additional 673,009 options outstanding at December 31, 1998 have exercise prices between $9.25 and $11.75, with a weighted average exercise price of $10.53 and a weighted average remaining contractual life of 6.7 years. Of these options, 508,859 are exercisable at a weighted average price of $10.48. The remaining 1,124,813 options have exercise prices between $11.88 and $22.00, with a weighted average exercise price of $14.43 and a weighted average remaining contractual life of 8.3 years. Of these options, 614,776 are exercisable at a weighted average exercise price of $14.71. The weighted average exercise price of all options exercisable at December 31, 1998 is $11.61.

   The Company has two fixed option plans which reserve shares of common stock for issuance to executives, key employees and directors. Had compensation cost for the Company's two stock option plans been determined based on the fair value at the grant date for awards in 1996, 1997 and 1998 the Company's net loss and loss per share would have been $22,828,070 or $2.09 per share in 1996, $7,763,328 or $0.71 per share in 1997 and $4,857,414 or $0.40 per share in
1998.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1996, 1997 and 1998: no expected dividend yield; expected volatility of 57.6% in 1996, 61.3% in 1997 and 61.9% in 1998; risk-free interest rate of 6.55% in 1996, 5.72% in 1997 and 4.69% in 1998; and expected lives of four years. The weighted-average fair value of options on grant date was $4.64 in 1996, $7.44 in 1997 and $6.76 in 1998.

10. Employee Benefit Plan

   The Company has an employee benefit plan pursuant to Section 401(k) of the Internal Revenue Code. The plan allows employees to defer up to 15% of their annual compensation to a current maximum of $10,000. The

                               KOPIN CORPORATION

                  (Information as of July 3, 1999 and for the six months then ended June 27, 1998 and July 3, 1999 is unaudited)

Company will match 50% of all deferred compensation up to a maximum of 3% of each employee's annual compensation. The amount charged to operations in connection with this plan was approximately $92,000 in 1996, $91,000 in 1997, and $108,000 in 1998.

11. Major Customers and Geographic Information

   Approximately 39%, 63%, 59% and 49% of the Company's revenue resulted from sales to a single customer during the years ended December 31, 1996, 1997, and 1998, and the six months ended July 3, 1999, respectively. In addition, during the years ended December 31, 1996, 1997, and 1998 and the six months ended July 3, 1999, approximately 35%, 20%, 14% and 9%, respectively, of the Company's revenues resulted from multiple contracts with various agencies of the United States government. These contracts are subject to termination at the election of the relevant agency.

   Sales to foreign customers during the years ended December 31, 1996, 1997, and 1998 and the six months ended July 3, 1999 were approximately 1%, 2%, 29% and 27%, respectively, of the Company's revenues. Sales to customers in Japan for 1998 and the six months ended July 3, 1999 were 4% and 13%, respectively.

12. Commitments

 Leases

   The Company leases certain machinery and equipment, and its facilities located in Taunton and Westborough, Massachusetts, and Los Gatos, California, under noncancelable operating leases. The Taunton lease expires in 2002. The Westborough lease expires in October 2001, with renewal options for up to three additional years at the Company's election. The Los Gatos lease covers a five-year period terminating in 2002. Substantially all real estate taxes, insurance and maintenance expenses under these leases are obligations of the Company. The following is a schedule of minimum rental commitments under noncancelable operating leases:

                                                                       Amount
                                                                     ----------
   July 4, 1999 to December 31, 1999 ............................... $  631,834
   Years ended December 31:
   2000.............................................................  1,142,219
   2001.............................................................    270,904
   2002.............................................................    245,567
   2003.............................................................      8,339
                                                                     ----------
   Total minimum lease payments..................................... $2,298,863
                                                                     ==========

   Costs incurred under operating leases are recorded as rent expense and aggregated approximately $1,214,000 in 1996, $979,000 in 1997, $1,090,000 in
1998 and $613,000 for the six months ended July 3, 1999.

 Other Agreements

   The Company has entered into various license agreements which require the Company to pay royalties based upon a set percentage of product sales, subject, in some cases, to certain minimum amounts. Total royalty expense approximated $25,500 in 1996, $24,000 in 1997, $25,000 in 1998 and $13,000 for the six
months ended July 3, 1999.

                               KOPIN CORPORATION

                  (Information as of July 3, 1999 and for the six months then ended June 27, 1998 and July 3, 1999 is unaudited)


 Litigation

   The Company is engaged in legal proceedings arising in the ordinary course of business. The Company believes that the ultimate outcome of these proceedings will not have a material adverse impact on the Company's consolidated financial position, results of operations or cash flows.

13. Recent Accounting Pronouncements

   The Financial Accounting Standards Board ("FASB") has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective for fiscal years commencing after June 15, 2000. SFAS No. 133 requires fair value accounting for all stand-alone derivatives and many derivatives embedded in other financial instruments and contracts. The impact of SFAS No. 133 on the Company has not yet been determined.

                    [Text description of inside back cover]

     The Kopin logo appears in the upper left corner with "CyberDisplay" appearing underneath. Text in the upper right hand corner reads, "A leading developer and manufacturer of miniature flat panel displays for high resolution portable consumer electronics and mobile communications devices." The center of the page is a reproduction of a CyberDisplay product underneath a U.S. dime to show scale, surrounded by pictures of four applications which incorporate the CyberDisplay product including a digital camcorder, a digital camera, a wireless handset and an enhanced pager.

                [End of text description of inside back cover]

                                  [KOPIN LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   Expenses of the Registrant in connection with the issuance and distribution of the securities being registered, other than the underwriting discount and commissions, are estimated as follows:

   SEC Registration Fee.............................................. $ 17,569
   NASD Filing Fees..................................................    6,820
   Nasdaq National Market Listing Fees...............................   17,500
   Printing and Engraving Expenses...................................  120,000
   Legal Fees and Expenses...........................................  250,000
   Accountants' Fees and Expenses....................................   75,000
   Expenses of Qualification Under State Securities Laws, Including
    Attorneys' Fees..................................................   30,000
   Transfer Agent and Registrar's Fees...............................    2,500
   Miscellaneous Costs...............................................   30,611
                                                                      --------
     Total...........................................................  550,000
                                                                      ========

Item 15. Indemnification of Directors and Officers

   The Registrant's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) authorize the Registrant to indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions do not eliminate liability for breach of the director's duty of loyalty to the Registrant or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend or any unlawful stock purchase agreement or redemption.

   The Registrant has purchased an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities arising under the Securities Act or otherwise.

Item 16. Exhibits

     1.1 Proposed Form of Underwriting Agreement+
     3.1 Amended and Restated Certificate of Incorporation*
     3.2 Amended and Restated By-laws*
     4.1 Reference is made to exhibits 3.1 and 3.2
     4.2 Specimen Certificate of Common Stock**
     5.1 Opinion of Bingham Dana LLP, with respect to the legality of the shares being registered
    23.1 Independent Auditors' Consent--Deloitte & Touche LLP
    23.2 Consent of Bingham Dana LLP (included in exhibit 5.1)
    23.3 Consent of Hamilton, Brook, Smith & Reynolds, P.C.
    21.1 Power of Attorney (included in signature page)
    27   Financial Data Schedule

--------
 * Filed as an exhibit to Registration Statement on Form S-1, File No. 33-57450, and incorporated herein by reference.
** Filed as an exhibit to Registration Statement on Form S-1, File No. 33-
   45853, and incorporated herein by reference.
 + To be filed by amendment.

Item 17. Undertakings

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on form S-3 and has duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the city of Taunton, Commonwealth of Massachusetts, on this 20th day of September, 1999.

                                        Kopin Corporation


                                                 /s/  John C.C. Fan
                                        By: ____________________________________
                                                     John C.C. Fan
                                          Chairman of the Board of Directors,
                                         President and Chief Executive Officer

                               POWER OF ATTORNEY

   Each person whose signature appears below hereby appoints each of John C.C. Fan, Richard A. Sneider, John H. Chu, and John J. Concannon III, severally, acting alone and without the other, his true and lawful attorney-in-fact with the authority to execute in the name of each such person, any and all amendments (including without limitation, post-effective amendments) to this Registration Statement on Form S-3, to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act, and to file such registration statements with the Securities and Exchange Commission, together with any exhibits thereto and other exhibits therewith, necessary or advisable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the Registration Statement as the aforesaid attorney-in-fact executing the same deems appropriate.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signature                            Title                    Date
             ---------                            -----                    ----

      /s/   John C.C. Fan            Chairman of the Board of          September 20,
____________________________________ Directors, President and Chief        1999
           John C.C. Fan             Executive Officer (Principal
                                     Executive Officer)

      /s/ Richard A. Sneider         Chief Financial Officer and       September 20,
____________________________________ Treasurer (Principal Financial        1999
        Richard A. Sneider           and Accounting Officer)

      /s/  David E. Brook            Director and Secretary            September 20,
____________________________________                                       1999
          David E. Brook

   /s/    Andrew H. Chapman          Director                          September 20,
____________________________________                                       1999
         Andrew H. Chapman

      /s/   Morton Collins           Director                          September 20,
____________________________________                                       1999
           Morton Collins

      /s/   Chi-Chia Hsieh           Director                          September 20,
____________________________________                                       1999
           Chi-Chia Hsieh

      /s/  Michael A. Wall           Director                          September 20,
____________________________________                                       1999
          Michael A. Wall

                                    EXHIBITS

  1.1  Proposed Form of Underwriting Agreement+
  3.1  Amended and Restated Certificate of Incorporation*
  3.2  Amended and Restated By-laws*
  4.1  Reference is made to exhibits 3.1 and 3.2
  4.2  Specimen Certificate of Common Stock**
  5.1  Opinion of Bingham Dana LLP, with respect to the legality of the shares being registered.
 23.1  Independent Auditors' Consent--Deloitte & Touche LLP
 23.2  Consent of Bingham Dana LLP (included in exhibit 5.1)
 23.3  Consent of Hamilton, Brook, Smith & Reynolds, P.C.
 21.1  Power of Attorney (included in signature page)
 27    Financial Data Schedule

--------
 * Filed as an exhibit to Registration Statement on Form S-1, File No. 33-57450, and incorporated herein by reference.
** Filed as an exhibit to Registration Statement on Form S-1, File No. 33-
   45853, and incorporated herein by reference.
 + To be filed by amendment.